UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1 to Form 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 F
or the fiscal year ended ____________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________  to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-51641

FARALLON RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Suite 1020, 800 West Pender Street British Columbia, Canada
(Jurisdiction of incorporation or organization)

Vancouver, British Columbia Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Common Shares: 99,244,985 as of June 30, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒ Item 18 ☐

T A B L E   O F   C O N T E N T S

GENERAL

In this Registration Statement on Form 20-F, all references to “Farallon” and the “Company” refer to Farallon Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. References to "C$" refer to Canadian dollars.

Except as noted, the information set forth in this Registration Statement is as of January 20, 2006 and all information included in this document should only be considered correct as of such date.

References to this “Registration Statement” mean references to this Registration Statement on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Farallon to be materially different from any future results, performance or achievements of Farallon expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

Autoclave	See Pressure Oxidation below.

Cyanidation

A dilute solution of sodium (or potassium) cyanide in the presence of atmospheric oxygen causes the dissolution of gold and silver, which are subsequently removed and purified to final commercial metal products.

Common Shares	Farallon’s common shares without par value being the only class or kind of Farallon’s authorized capital.

Concession	Mining rights granted by the Mexican government through the Consejo. There are two types: exploration concessions and exploitation concessions.

An exploration concession is a non-renewable, six-year duration and is subject to exploration requirements and other conditions. When these conditions are met, exploration concessions may be converted into exploitation concessions.

An exploitation concession has a 50-year duration and is subject to exploitation requirements and other conditions.

Consejo	The Consejo de Recursos Minerales is a decentralized entity with independent
.

legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico, to assist the government with the promotion and development of such resources and to determine which resources should be made available as Concessions.

Consejo Agreement

An agreed program of exploration to be conducted on an exploration concession in order to fulfill the terms of the open bid proposal pursuant to which such concession was awarded by the Consejo. Farallon has exercised an option to acquire its Concessions forming the principal part of its Concessions from the original owner who originally acquired it subject to the underlying Consejo Agreement.

Flotation

A process of mineral separation, in which after the mined rock is crushed and finely ground, and subjected to chemicals that cause the metal-bearing minerals to be separated from the rest of the rock to produce a concentrate.

Hydrometallurgy	Processing of economic minerals into their commercial metal elements and economic/waste by-products by chemical means.

Massive Sulfide	Mineralized rock rich in sulfide minerals (greater than 50%).

Minas

The Direccion General de Minas - the Mexican Director of Mines, who is the public official responsible for the admittance and analysis of Concession applications and the reports and filings required by the federal laws of Mexico.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Registration Statement, “resources” are as defined in National Instrument 43- 101.

Mineral Symbols	Ag – silver; Au – gold; Ba – barium; Ca – calcium; Cu – copper; Fe – iron; K– potassium; Pb – lead; Na – sodium; Zn – Zinc.

Pressure Oxidation

Controlled oxidation of sulfide minerals in a pressure vessel, called an autoclave, in the presence of heat and pure oxygen. The sulfide minerals are changed from sulfide compounds to soluble oxide compounds while the released sulfur is converted to sulfuric acid and elemental sulfur.

Pesos	The legal currency of Mexico.

Solvent Extraction/ Electrowinning (SX/EW)

Solvent Extraction is the technique of transferring a solute from one solution to another, for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Sulfide	Group of minerals consisting of metals combined with sulfur; common metallic ores.

TSX	The Toronto Stock Exchange (formerly the TSE), Toronto, Ontario, Canada.

Vein	A tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure.

Massive Sulfide	Mineral deposits, with a high content of sulfide minerals, formed by volcanic processes. The more specific technical term is a volcanogenic massive sulfide (VMS) deposit.

PART I

ITEM 1              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.         Directors and Senior Management

The names, business addresses and functions of the directors and senior management of Farallon are:

Name and Business Address	Function
J. Richard H. (“Dick”) Whittington 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	President, Chief Executive Officer and Director
Ronald W. Thiessen 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Chairman of the Board and Director
Robert A. Dickinson 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
Jeffrey R. Mason 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Chief Financial Officer, Secretary and Director
David J. Copeland 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
Scott D. Cousens 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
T. Barry Coughlan 10 – 5650 Hampton Place Vancouver, BC V6T 2G5	Director

B.         Advisors

Not applicable.

C.         Auditor

The name and address of Farallon’s auditor for each of the three preceding years and their membership in the governing professional body are:

Name and Address	Governing Professional Body
KPMG LLP Vancouver, BC	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)

ITEM 2              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.         Selected Financial Data

The following table presents selected consolidated financial data derived from the audited consolidated financial statements of Farallon for the fiscal years ended June 30, 2005, 2004, 2003, 2002, and 2001 and unaudited interim financial statements for the three month period ended September 30, 2005 and 2004. This information should be read in conjunction with the consolidated financial statements for the three years ended June 30, 2005 and interim financial statements ended September 30, 2005 included elsewhere in this Registration Statement.

Farallon’s 2005 annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 11 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to Farallon and a reconciliation of Farallon’s financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Registration Statement is presented in US dollars ("$" or “US$”), unless indicated otherwise, and is in accordance with Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN FARALLON’S FINANCIAL STATEMENTS

Consolidated Statements of Operations Data	3 months ended September 30		Years ended June 30
	2005 (unaudited)	2004 (unaudited)	2005	2004	2003	2002	2001
Interest income Canadian GAAP US GAAP	80,036 80,036	24,115 24,115	268,513 268,513	76,110 76,110	16,697 16,697	7,967 7,967	6,464 6,464
Foreign exchange gain (loss) Canadian GAAP US GAAP	601,100 601,100	240,260 240,260	19,266 19,266	(273,484) (273,484)	(52,041) (52,041)	(26,364) (26,364)	(97,280) (97,280)
Recovery of accounts receivable previously written off Canadian GAAP US GAAP	– –	– –	– –	152,065 152,065	– –	– –	– –
Gain on sale of buildings and equipment Canadian GAAP US GAAP	– –	1,543 1,543	3,141 3,141	– –	– –	197,063 197,063	– –
Recovery of value- added taxes paid Canadian GAAP US GAAP	– –	– –	– –	273,646 273,646	211,717 211,717	– –	– –
Stock-based compensation Canadian GAAP US GAAP	482,999 482,999	520,345 520,345	771,951 771,951	831,337 831,337	1,733 1,733	– –	– –

Consolidated Statements of Operations Data	3 months ended September 30		Years ended June 30
	2005 (unaudited)	2004 (unaudited)	2005	2004	2003	2002	2001
Net loss from operations and continuing operations Canadian GAAP US GAAP	(2,951,592) (2,951,592)	(2,224,762) (2,224,762)	(12,431,831) (12,431,831)	(2,408,885) (2,408,885)	(943,394) (943,394)	(834,903) (834,903)	(1,891,075) (1,891,075)
Basic and diluted earnings (loss) per common share Canadian GAAP US GAAP	(0.03) (0.03)	(0.04) (0.04)	(0.15) (0.15)	(0.05) (0.05)	(0.03) (0.03)	(0.04) (0.04)	(0.09) (0.09)

BALANCE SHEET	As at September 30	As at June 30
	2005 (unaudited)	2005	2004	2003	2002	2001
Working capital (deficiency) Canadian GAAP US GAAP	11,505,947 11,505,947	13,926,287 13,926,287	5,691,935 5,691,935	(677,325) (677,325)	100,946 100,946	(963,928) (963,928)
Total assets Canadian GAAP US GAAP	21,391,358 21,391,358	23,996,334 23,996,334	14,889,452 14,889,452	9,308,746 9,308,746	10,958,043 10,958,043	9,794,307 9,794,307
Buildings and equipment Canadian GAAP US GAAP	368,770 368,770	384,324 384,324	88,987 88,987	129,019 129,019	171,352 171,352	235,871 235,871
Mineral property interests Canadian GAAP US GAAP	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127
Total liabilities Canadian GAAP US GAAP	553,514 553,514	722,596 722,596	145,403 145,403	893,925 893,925	1,722,618 1,722,618	1,559,237 1,559,237
Share capital Canadian GAAP US GAAP	73,833,240 73,833,240	73,800,541 73,800,541	52,851,474 52,851,474	44,944,698 44,944,698	44,823,641 44,823,641	42,988,383 42,988,383
Contributed surplus Canadian GAAP US GAAP	1,328,522 1,348,043	845,523 865,044	833,070 852,591	1,733 21,254	— 19,521	— 19,521
Deficit Canadian GAAP US GAAP	(54,323,918) (54,343,439)	(51,372,326) (51,391,847)	(38,940,495) (38,960,016)	(36,531,610) (36,551,131)	(35,588,216) (35,607,737)	(34,753,313) (34,772,834)
Shareholders equity Canadian GAAP US GAAP	20,837,844 20,837,844	23,273,738 23,273,738	14,744,049 14,744,049	8,414,821 8,414,821	9,235,425 9,235,425	8,235,070 8,235,070
Number of outstanding common shares at end of period Number	99,323,932	99,244,985	59,636,536	32,638,134	32,223,284	21,444,618

No cash or other dividends have ever been declared by Farallon.

B.         Capitalization and Indebtedness

The following table sets forth Farallon’s consolidated capitalization as of January 20, 2006:

Amount (Unaudited) ($)
Indebtedness(1)
Accounts payable and accrued liabilities	230,975
Total indebtedness(1)	230,975
Shareholders’ equity(2)
Common shares: unlimited common shares without par value authorized 104,904,726 shares issued and outstanding	76,134,658
Contributed Surplus	1,340,230
Deficit	(57,266,097)
Total shareholders’ equity(2)	20,438,535
Total capitalization	20,669,510

(1)	None of Farallon’s indebtedness is guaranteed or secured.
(2)	These amounts do not include common shares:
	(a)	reserved for issuance pursuant to options and warrants outstanding as of, or granted or issued after, January 20, 2006; or
	(b)	issued upon exercise of options and warrants after January 20, 2006.

As of January 20, 2006, Farallon has no outstanding indebtedness except routine-course trade accounts payable and accrued liabilities.

C.         Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

The securities of Farallon are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Farallon for a prospective investor should not consider an investment in Farallon unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Farallon’s business include:

As Farallon’s mineral properties do not contain any reserves or any known body of economic mineralization, Farallon may not discover commercially exploitable quantities of ore on its mineral properties that would enable it enter into commercial production, achieve revenues and recover the money it spends on exploration.

Farallon’s properties do not contain reserves in accordance with the definitions adopted by the United States Securities and Exchange Commission (“SEC”) and there is no assurance that any feasibility studies carried out by Farallon will establish reserves. The Company’s Campo Morado Project (see Item 4) is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic. Farallon has conducted initial exploration activities on the Campo Morado Project and plans to conduct further exploration activities, including the completion of feasibility studies necessary to evaluate whether a commercial mineable orebody exists on the Campo Morado Property. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that Farallon’s properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by Farallon will not result in a positive determination that the Campo Morado Project can be commercially developed.

Farallon’s exploration activities on the Campo Morado Property may not be commercially successful, which could lead Farallon to abandon its plans to develop the property and its investments in exploration.

Farallon’s long-term success depends on its ability to establish commercially recoverable quantities of ore on the Campo Morado Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold, silver, copper, zinc and lead exploration is determined in part by the following factors:

•	the identification of potential gold, silver, copper, zinc and lead mineralization based on superficial analysis;

•	availability of government-granted exploration permits;

•	the quality of management and geological and technical expertise; and

•	the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Farallon may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Farallon’s common shares and impair Farallon’s ability to raise future financing. Farallon cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Farallon will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Campo Morado Project.

The Mineral Resources estimates presented by Farallon for the Campo Morado Project are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Farallon has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “indicated resources” and “inferred resources”. Farallon advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves. Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Farallon cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Campo Morado Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Farallon’s properties. In addition, Farallon cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

As Farallon plans to use a less conventional and more expensive technique for mineral recovery, referred to as hydrometallurgy, if a mine at the Campo Morado project is developed, Farallon may incur increased costs and delays as a result of using a newer and more expensive technology.

The Campo Morado deposits contain gold, silver, copper, lead and zinc mineralization. Farallon believes that if further exploration establishes that commercially mineable quantities of these minerals exists, the best strategy to maximize revenues from a mine on the Campo Morado project will be to maximize the recovery of all saleable metals. Since 1996, Farallon has investigated several process options for recovering saleable minerals from the ore that would be extracted from the Campo Morado deposit if mining was commenced. Farallon has investigated a conventional method of recovering minerals that is known as flotation and a less conventional technique called hydrometallurgy. Flotation is a process of mineral separation in which the mined rock is crushed and finely ground, and subjected to chemicals that cause the metal-bearing minerals to be separated from the rest of the rock to produce a concentrate. Hydrometallurgy involves processing of concentrate by chemical means to extract economic minerals into their commercial metal elements and economic/waste by-products. Hydrometallurgy is a more expensive means of mineral recovery than conventional flotation because of additional cost to build the facility. Farallon’s initial engineering and pilot plant (larger than a laboratory bench-scale) testing work indicates that the best recoveries of saleable minerals are obtained using hydrometallurgical techniques and that the increased cost of hydrometallurgy recovery over conventional flotation is warranted in view of the increased recoveries. However, there is no assurance that the recovery results that were achieved in the pilot plant testing will be achieved in actual operations if a mine at the Campo Morado project is developed. Further, there is no assurance that the increased cost of recovery using hydrometallurgy recovery, as opposed to conventional flotation, will be recovered through revenues from increased recoveries of saleable minerals. Finally, hydrometallurgy recovery techniques have only recently been adopted in commercial mining operations and are not in widespread use. Accordingly, Farallon may experience technical and engineering difficulties resulting in increased costs and delays as a result of implementing a less conventional technology for mineral recovery. These risks could cause the Campo Morado Project not to be economically viable.

Farallon must continue to maintain the exploitation and exploration concessions that comprise the Campo Morado Property in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Campo Morado Project.

The Campo Morado Property is comprised of exploration and exploitation concessions that have been granted under Mexican mining law. Farallon must pay an annual surface tax based upon the area for each exploration concession. Farallon must pay an annual surface tax and complete an investment or achieve production for each exploitation concession in accordance with a sliding scale based upon the area and age of the claim. Further, Farallon must convert any exploration concessions into exploitation concessions prior to being able to undertake any development of a concession. Farallon’s failure to maintain the exploitation and exploration concessions that comprise the Campo Morado Property in good standing could cause it to lose its interest in these mineral properties, with the result that Farallon would lose its rights to continue exploration and, if warranted, the development of the Campo Morado Project

As Farallon has no history of earnings and no foreseeable earnings, Farallon may never achieve profitability or pay dividends.

Farallon has a long history of losses and there can be no assurance that Farallon will ever be profitable. Farallon has paid no dividends on its shares since incorporation. Farallon presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Farallon is successful in developing the Campo Morado Project, Farallon anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Farallon does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Farallon’s board of directors, which will take into account many factors including Farallon’s operating results, financial conditions and anticipated cash needs. For these reasons, Farallon may never achieve profitability or pay dividends.

Farallon will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Campo Morado Project.

Farallon will need to raise additional financing to complete further feasibility studies for the Campo Morado Property. Furthermore, if the costs of Farallon’s planned exploration programs are greater than anticipated, Farallon may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Farallon will be successful in its efforts to raise these require funds, or on terms satisfactory to it. The continued exploration of the Campo Morado Project and the development of Farallon’s business will depend upon Farallon’s ability to establish the commercial viability of the Campo Morado Project and to ultimately develop its cash flow from operations and reach profitable operations. Farallon currently is in the exploration stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Farallon are through the sale of equity and debt capital. Alternatively, Farallon may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If Farallon is unable to obtain this additional financing, Farallon will not be able to continue its exploration activities and its assessment of the commercial viability of the Campo Morado Project. Further, if Farallon is able to establish that development of the Campo Morado Project is commercially viable, the inability of Farallon to raise additional financing at this stage would result in the inability of Farallon to place the Campo Morado Project into production and recover its investment.

Farallon’s consolidated financial statements have been prepared assuming Farallon will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Farallon’s consolidated financial statements have been prepared on the basis that Farallon will continue as a going concern. At June 30, 2005, Farallon had working capital of approximately $14 million, which although expected to be sufficient to allow Farallon to fund its current exploration program, may not be sufficient to meet its planned business objectives. Management recognizes that Farallon may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Farallon will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Farallon is unable to obtain adequate additional financing, Farallon will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Farallon's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

As the Campo Morado Property is Farallon’s principal mineral property, the failure of Farallon to establish that the Campo Morado Property possesses commercially viable deposits of ore will cause a significant decline in the trading price of Farallon’s common shares and reduce its ability to obtain new financing.

The Campo Morado Property is Farallon’s principal mineral property. Farallon’s principal business objective is to carry out further exploration activities to establish whether the Campo Morado Property possess commercially viable deposits of ore. If Farallon in not successful in this plan of operations, Farallon may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Farallon anticipates that such an outcome would result in a significant decline in the trading price of Farallon’s common shares. Further, Farallon anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Campo Morado Property.

If prices for gold, silver, zinc, copper and lead decline, Farallon may not be able to raise the additional financing required to fund its exploration activities for the Campo Morado Project.

The ability of Farallon to raise financing to fund its exploration activities and, if warranted, development of the Campo Morado Project, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond Farallon’s control. The level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold, silver, zinc, copper and lead, with the result that Farallon may not have sufficient financing with which to funds its exploration activities. In this event, Farallon may not be able to carry out planned exploration activities and, if warranted, development of the Campo Morado Project with the result that Farallon may not be able to continue its plan of operations.

As there is no established market for Farallon’s securities in the United States, U.S. investors may not be able to sell their common share of Farallon within the United States.

There is no established market in the United States of America for Farallon’s securities. Accordingly, investors must rely on Canadian equity markets to trade in Farallon’s securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of Farallon’s securities.

If Farallon was to lose the services of Dick Whittington or other members of its management team, then it may be delayed in its plan of operations for the Campo Morado Project and its operating expenses may be increased.

Farallon’s success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Dick Whittington, who is the President and Chief Executive Officer of the Company. Farallon does not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in Farallon being required to identify and engage qualified management personnel who are capable of managing Farallon’s business activities. Farallon may be delayed in the implementation of its plan of operations and its operating expenses may be increased if it were to lose the services of senior management or key personnel.

If Farallon loses the services of the independent contractors that it engages to undertake its exploration, then Farallon’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Farallon’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc. Farallon has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Farallon being delayed or being more expensive to undertake than anticipated.

Farallon may lose the ability to continue exploration and, if warranted, development of the Campo Morado Property in the event that it does not own valid title to its mining claims and leases.

Farallon is the owner of exploitation and exploration concessions to the mineral properties that comprise the Campo Morado Project. Farallon’s ownership of these concessions should not be construed as a guarantee that title to such interests will not be challenged or impugned. The exploitation and exploration concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects. If Farallon does not have valid title to its exploitation and exploration concessions, then it may lose the rights to continue exploration and, if warranted, the development of the Campo Morado Project.

The unsuccessful resolution of litigation relating to the Campo Morado Property may result in Farallon losing its interest in the Campo Morado Property.

The Campo Morado Project has been the subject of litigation for over eight years in lawsuits in Canada, the United States and Mexico. Farallon won unappealable decisions in the Canadian and U.S. lawsuits while its successes in the Mexican courts have continued to be challenged with appeals and new suits. While Farallon believes in the merits of its position and case, there can be no certainty of the ultimate outcome. See “Legal Proceedings” in Item 8A below.

On January 2004, a Panamanian company, Wiltz Investment SA. commenced a lawsuit against Farallon’s Mexican subsidiary, Farallon Resources Ltd. and Farallon Resources Corp. The plaintiff's petition is the rescission of the option agreement between Minera Summit de Mexico SA de CV and Farallon Minera Mexicana SA de CV with respect to the rights derived from some of the mining concessions of the Campo Morado Project. The plaintiff is also seeking the vacating of these mining concessions by Farallon, the payment of leasing for the use and exploitation of the mining claims, and the payment of the costs originated by the lawsuit. Farallon filed its response to this action on December 2004 before the Second District Court for the Fifth Circuit in Sonora State. If Farallon is not successful in defending this action, Farallon will lose its interest in the Campo Morado Property with the result that it would not be able to continue exploration and, if warranted, development of the Campo Morado Property. Further the presence of this litigation may impair the ability of Farallon to obtain additional financing for the further exploration and, if warranted, development of the Campo Morado Property. The inability to obtain financing would result in Farallon’s inability to complete its exploration activities and, if warranted, development of the Campo Morado Property .

Political instability and uncertainty in Mexico could increase the cost to Farallon of carrying out its plan of operations, delay its exploration and, if warranted, development activities and make it more difficult for Farallon to obtain additional financing.

The majority of Farallon’s operations and its only mineral property is located in Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Significantly, a federal election will be held in Mexico in July 2006. The outcome of this election may result in a change in the federal government of Mexico. The change of government may result in changes to government legislation and policy. These changes in legislation and policy may include changes that impact on Farallon’s ownership of the Campo Morado Property and its ability to continue exploration and, if warranted, development of the Campo Morado Project. Further, changes in the government in Mexico may result in political and economic uncertainty which may cause Farallon to delay its plan of operations or which may decrease the willingness of investors to provide financing to Farallon. Accordingly, changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Campo Morado Project and could delay these activities.

Changes in government legislation in Mexico could affect Farallon’s exploration of the Campo Morado Project and could preclude Farallon from continuing to explore and, if warranted, to develop the Campo Morado Project.

Farallon is required to carry out its exploration activities and, if warranted, any development activities in accordance with Mexican federal and state legislation and regulations. Farallon is conducting its exploration activities on the Campo Morado Project in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Farallon of conducting its exploration activities and, if warranted, development of the Campo Morado Project or could preclude Farallon from proceeding with its exploration activities and, if warranted, development activities.

Farallon’s competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. Farallon faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Farallon does. As a result of this competition, Farallon may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Farallon considers acceptable or at all.

The adoption of stricter environmental legislation governing the Campo Morado Project could increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project and could delay these activities.

Farallon must comply with applicable environmental legislation in carrying out is exploration and, if warranted, development of the Campo Morado Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Farallon of carrying out its exploration and, if warranted, development of the Campo Morado Project. Further, compliance with stricter environmental legislation may result in delays to Farallon’s exploration and, if warranted, development activities.

The presence of unknown environmental hazards on Farallon’s mineral properties may result in significant unanticipated compliance and reclamation costs that may increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project.

Environmental hazards may exist on the properties in which Farallon holds interests which are unknown to Farallon at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Farallon being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, Farallon’s operations and exploration activities are subject to Mexican laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

As Farallon conducts its Mexican mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Farallon and its subsidiaries could restrict Farallon’s ability to funds its operations efficiently.

Farallon conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Farallon’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Farallon’s valuation and stock price.

Farallon is subject to many risks that are not insurable and, as a result, Farallon will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Farallon may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would result in increase in Farallon’s operating expenses which would, in turn, have a material adverse effect on Farallon’s financial position and its results of operations. Although Farallon maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Farallon might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Farallon could incur significant liabilities and costs that could materially increase Farallon’s operating expenses.

Farallon does not have a history of paying dividends and does not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Farallon’s securities other than possible capital gains.

U.S. investors who obtain judgments against Farallon or its officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against Farallon and its officers and directors.

Farallon is incorporated under the laws of a province of Canada and a majority of Farallon’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Farallon or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or Farallon predicated solely upon such civil liabilities.

Fluctuations in foreign currency exchange rates may increase Farallon’s operating expenditures.

Farallon raises its equity in Canadian dollars and maintains its financial reporting in U.S. dollars. The Company does hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Farallon’s exploration expenditures are generally denominated in United States dollars or Mexican pesos. As a result, Farallon’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase Farallon’s operating expenditures and reduce the amount exploration activities that Farallon is able to complete with its current capital. Farallon does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

If Farallon’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Farallon may enter into transactions that are on less favorable terms than would be negotiated with an arms length party.

Directors of Farallon also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Farallon and such other companies. Furthermore, those other companies may participate in the same properties as those in which Farallon has an interest. As a result there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Farallon. If Farallon’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Farallon may enter into transactions that are on less favorable terms than would be negotiated with an arms length party.

The failure of Farallon to maintain effective internal controls could result in Farallon not being able to produce reliable financial statements.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

As Farallon is likely a passive foreign investment company under U.S. tax laws, U.S. investors in Farallon may be required to include as ordinary income each year the excess of the fair market value of the common shares over the investor’s tax basis in such shares.

Potential investors who are U.S. taxpayers should be aware that Farallon expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Farallon is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Farallon. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of Farallon’s net capital gain and ordinary earnings for any year in which Farallon is a PFIC, whether or not Farallon distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The exercise of outstanding options and share purchase warrants issued by Farallon will result in the issuance by Farallon of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Farallon’s common shares.

At January 20, 2006 there were approximately 5.2 million options and 28.5 million warrants of Farallon outstanding. As a consequence of the passage of time since the date of their original sale and issuance, no options of Farallon remain subject to any hold period restrictions in Canada as of January 20, 2006. Dilutive securities represent approximately 32% of Farallon’s issued shares as at January 20, 2006. The exercise of these outstanding options and warrants will result in the issue by Farallon of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Farallon's common shares.

Broker-dealers may be discouraged from effecting transactions in Farallon’s common shares because they are considered a penny stock and are subject to the SEC’s penny stock rules.

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in ‘penny’ stocks. Penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices Farallon’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Farallon’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Farallon, if a market for the shares should develop in the United States.

ITEM 4              INFORMATION ON THE COMPANY

A.         History and Development of the Company

Name, Incorporation and Offices

Farallon is a natural resource exploration company incorporated on July 4, 1991, pursuant to the Company Act of the Province of British Columbia, Canada under the name “Farallon Resources Ltd.” by registration of its memorandum and articles of association. On December 5, 1991, Farallon’s common shares were listed for trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Effective October 30, 1997, Farallon’s common shares began trading on the TSX (formerly the Toronto Stock Exchange).

Farallon Minera Mexicana SA de CV (“Farallon Minera Mexicana”), Farallon’s only operating subsidiary, was incorporated in Mexico on November 10, 1994, and holds title to the Mexican mineral interests.

Farallon has incorporated wholly owned holding companies under the laws of the United States and the British Virgin Islands, as described under Item 4.C below.

Farallon’s head office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. Farallon’s legal registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

History

The Campo Morado Project

Farallon is engaged in the exploration of the Campo Morado Project, located in Guerrero State, Mexico. The Campo Morado Project is the Company’s only material mineral property.

The Campo Morado Project covers an area of approximately 11,563 hectares and is comprised of the following Concessions granted by the Mexican government through the Consejo:

Name of Concession	Type of Concession
Reduccion La Alina	Exploitation
Campo Morado	Exploitation
2a Reduccion Farallon	Exploitation
Reduccion El Mil	Exploitation
La Trinidad	Exploration

The Campo Morado Project contains former mines that produced (from the early 1900’s) gold, silver and lead from oxidized massive sulfide deposits.

Acquisition of the Campo Morado and La Alina Concessions

The Company acquired the Campo Morado and La Alina Concessions pursuant to an option agreement (the “Option Agreement”) finalized in January 1996 among Messrs. Alvaro J. Villagrán Garcia, J. Pedro Villagrán Garcia and J. Pedro Villagrán Ochoa (collectively the “Villagráns”) and their company Minera Summit de Mexico SA de CV (“Minera Summit”), as optionor, and its subsidiary Farallon Minera Mexicana, as optionee.

Under the terms of the Option Agreement, Farallon Minera Mexicana SA de CV was granted the exclusive option (the “Option”) to acquire from Minera Summit a 100% interest (subject to what is effectively a sliding scale 3% net profits royalty to a government entity) in the Campo Morado. The Campo Morado and La Alina Concessions were exploration concessions at the time the parties entered into the Option Agreement. The Option Agreement was negotiated at arm’s length due to the fact that the Villagráns were not directors, officers or significant shareholders at the time of the negotiation of the Option Agreement. Subsequent to the signing of the Option Agreement the Villagráns were appointed to Farallon’s board of directors in 1998 and remained on Farallon’s board until March 2002.

Minera Summit won the Campo Morado and La Alina Concessions on October 31, 1994 in an open bid process whereby interested parties were invited to propose an exploration program for the Campo Morado and La Alina Concessions for consideration by the Dirección General de Minas (“Minas”), which considered the bids with a view to, among other things, the best interests of furthering the mineral wealth of Mexico. The proposal of Minera Summit was chosen and the Campo Morado and La Alina Concessions were conditionally granted to it. Minera Summit’s agreement with the Consejo (the “Consejo Agreement”) respecting the Campo Morado and La Alina Concessions required a minimum expenditure of 14.7 million pesos on staged exploration over a three-year period ending September 14, 1997. This expenditure requirement had been met and exceeded by January 1997.

Under the Option Agreement, Farallon was required to pay to Minera Summit the aggregate sum of $1,235,388 over the staged programs under the bid (which has been paid) and issue 750,000 shares of Farallon (which have been issued) to earn the 100% interest in the Campo Morado and La Alina Concessions. A potential further issuance of 750,000 shares is issuable dependent on the amount of recoverable gold equivalent (gold and silver only) if, as and when determined by a feasibility study.

Farallon Minera Mexicana completed the three stage exploration program which the Consejo required to be completed in order to satisfy the minimum expenditure requirements under Minera Summit’s agreement with the Consejo and the Option Agreement. Stage One was primarily comprised of a review of the previous work done on the Campo Morado and La Alina Concessions, including examination of the 33 mineral occurrences known at that time as well as reviewing mine and surface topography and mine geology, and examining drainage conditions and previous sampling information. The cost of work required in Stage One was 48,760 pesos ($3,650). Stage Two was comprised of road construction, more detailed geological mapping, underground rehabilitation, assessment of the topography of old mine workings, airborne geophysical surveys, metallurgical research and test work, construction of new topographic and other maps, and drill mobilization. The cost of work required in Stage Two was 4,037,150 pesos ($538,000). Stage Three was comprised of the reconditioning of existing mine workings, detailed geological mapping, further rock sampling and diamond drilling as well as additional sampling, analysis, interpretation, and metallurgy. The expenditure required for Stage Three was 4,933,000 pesos ($658,000). Other general investment in the Campo Morado and La Alina Concessions, comprising the establishment of camp facilities, transportation, professional services, labour, payroll taxes and contingencies, was to total 5,681,090 pesos ($758,000). The total costs of Farallon’s programs were well in excess of the required expenditures, and the Consejo accepted the transfer of title of the concessions from Minera Summit to Farallon Minera Mexicana on January 10, 1997.

Under the terms of the Option Agreement, if and when Farallon completes a feasibility study (the “Feasibility Study”) with respect to the Campo Morado and La Alina Concessions, Farallon will be obligated to issue to Minera Summit up to 750,000 additional common shares of Farallon. The number of shares issuable will be based on the value of the Campo Morado and La Alina Concessions as assessed in an independent calculation of the property’s “Recoverable Gold Equivalent Ounces” from the Feasibility Study. For these purposes, “Recoverable Gold Equivalent Ounces” means economically recoverable, net payable, gold ounces after smelting deductions for gold and silver ounces (with silver ounces converted to gold equivalent at the then-

prevailing prices for gold and silver) from any mineable reserves on the property and any other property of Farallon within a defined Area of Influence (as defined in the Option Agreement and which includes all Concessions comprising the Campo Morado Project). The Option Agreement also acknowledges that the Campo Morado and La Alina Concessions could be subject to moral claims of some previous investors, who had invested money in certain private companies that had sought an interest in Campo Morado prior to Farallon’s involvement in the Campo Morado and La Alina Concessions. In 1996, Farallon purchased 97% of the shares of the private companies from those investors, for an amount of approximately $578,000. Farallon also agreed to waive Minera Summit’s obligation to contribute one-half of the private company share purchase amount, as consideration for the continuing and future assistance being provided to Farallon by the Villagráns in Mexico, and for Minera Summit consenting to Farallon acquiring all the private company’s shares. All of the investors in the defunct private companies were at all times at arm’s-length to Farallon.

Acquisition of the La Trinidad Concession

Farallon Minera Mexicana won the La Trinidad Concession on November 16, 1999 in an open bid process. Interested parties were invited to propose a purchase price for consideration by the Direccion General de Minas, which would be reviewed with a view to, among other things, determine the maximum bid and ensure that it exceeded a minimum bid set by Minas. The bid of Farallon Minera Mexicana was chosen and the La Trinidad Concession was granted to Farallon Minera Mexicana. The purchase price of the Concession was $150,000 of which 60%, or $90,000, was paid on November 16, 1999. The remainder of the purchase price (40% or $60,000) was paid prior to November 16, 2000. The Minas retains a sliding scale 3% net profits royalty on the Concession.

Exploration Programs

During the period of 1995-2000, Farallon conducted exploration, including geological, geophysical and geochemical surveys as well as diamond drilling in 320 holes totaling 64,211 meters. In 2004, Farallon completed a resource estimate based on the drilling that had been completed to 2000, and then carried out a 15,000 meter core drilling program that included holes for exploration, resource definition and metallurgical sampling. In 2005, a three phase “proof of principle” metallurgical program and 50,128 meters of drilling was completed. Further metallurgical testwork and drilling is underway, as well as preliminary engineering and socioeconomic studies.

Capital Expenditures

Farallon has not made any material capital expenditures or divestures in any of the last three financial years and no material capital expenditures or divestitures are currently in progress. However, the Company is proceeding on its exploration program.

Takeover Offers

Farallon is not aware of any indication of any public takeover offers by third parties in respect of Farallon’s common shares, which have occurred during the last or current financial years.

B.         Business Overview

Farallon’s Business Strategy and Principal Activities

Farallon is an exploration stage company focused on exploring the Campo Morado Project. Farallon has undertaken the following activities in connection with the implementation of its business plan.

During the period from 1995 to 2000, Farallon conducted exploration, including diamond drilling and geological, geophysical and geochemical surveying, at the Campo Morado Project. This exploration included diamond drilling of 320 drill holes, totalling 64,200 meters.

During the period from 2001 to 2003, Farallon placed the Campo Morado Project in care and maintenance status, pending resolution of litigation regarding Farallon’s ownership of the Campo Morado Project. This litigation related to the ownership of the Campo Morado Property. During this period, only routine exploration activities of a minor nature were undertaken with all site buildings and assets being kept in a secure and ready state in anticipation of resolution of the litigation. Decisions on legal actions in British Columbia and Nevada were in Farallon’s favor, and proceedings in Mexico were dismissed. A new legal proceeding was commenced in Mexico in January 2004 which remains unresolved. The original legal proceedings and the new legal proceeding are discussed in detail in Item 8A of this registration statement on Form 20-F under the heading "Legal Proceedings”.

In July 2004, Farallon completed an estimate of the mineral resources at Campo Morado as outlined by the 1995-2000 programs, and re-initiated metallurgical studies and site exploration. A $2.4 million drilling program, totalling approximately 15,000 meters of large diameter core holes, took place from August 2004 to December 2004. Most of the exploration drilling tested the El Largo deposit and most of the drilling to obtain metallurgical samples took place at the Reforma and Naranjo deposits.

Farallon began another phase of exploration and engineering studies in early 2005. The 2005 program included 50,000 meters of drilling designed to expand and upgrade the mineral resources and provide necessary data for the completion of a pre-feasibility study. Pilot plant testing of the flow sheet for metallurgical process was successfully completed as well as some mine planning. The cost for the January to December 2005 program, including administration, was $14.0 million (C$16.1 million).

Results of resource estimates and metallurgical testing from the January to December 2005 program are provided in Item 4D of this Registration Statement under the heading “Property, Plants and Equipment”.

Completion of the options analysis and selection of the most optimal mine development alternative, comprising mining, process plant, waste management facilities and infrastructure requirements, was expected to be completed by the end of November 2005. However, discovery of the G-9 deposit has resulted in a delay in the completion of this work until drilling and testing of G-9 can take place. In the interim, a preliminary assessment is planned for completion by the end of March 2006.

Plans for the 2006 program to June 30, 2006 are also presented at a budgeted cost of $8.61 million (C$9.9 million). The 2006 program includes further drilling, resource estimate and engineering for G-9, engineering for El Largo, Reforma, El Rey and Naranjo, a process cost audit and case studies.

Once the G-9 resource has been upgraded to at least an indicated category, if warranted, and preliminary metallurgical and other engineering studies completed, the overall Campo Morado Project will be engineered and cost estimated in a pre-feasibility study. That study is expected to take six to eight weeks to complete. Bateman Engineering of Australia has been retained to review the results from the various studies and compile the pre-feasibility report. The targeted completion date for the Pre-feasibility Study is the end of 2006.

In the event that Farallon receives a positive pre-feasibility study that exhibits the required technical feasibility and sufficient economic viability, Farallon plans to commence work towards completing a final feasibility study. This work is expected to include the following activities and objectives:

•	Additional deposit drilling and/or underground investigations that will result in placing sufficient mineralized material into measured classification (ore reserves).
•	Additional metallurgical tests and process investigations so that detailed engineering design can be conducted.
•	Achieving sufficient environmental and socioeconomic acceptance such that the project will readily obtain all the required certificates and permits.
•	To provide the engineering details, performance evaluations and estimated rates of return that bank financing can be obtained.

The feasibility work is presently expected to take up to two years and cost about $16 million (C$20 million), and would be directed toward a mine start-up in 2009, in the event that a bankable feasibility study is concluded. There is no assurance that either the pre-feasibility study or a final feasibility study will establish that the Campo Morado Project can be economically developed as an operating mine.

Employees

Farallon has approximately eight full-time employees, each of whom is employed at the Farallon's offices in Mexico. Substantially all of Farallon’s management, administrative and geological exploration activities are carried out pursuant to a geological and administrative services agreement with Hunter Dickinson Inc., as described below.

Geological and Administrative Services Agreement with Hunter Dickinson

Substantially all of the management services of Farallon are provided to it by Hunter Dickinson Inc. ("HDI") pursuant to a geological and administrative services agreement dated December 31, 1996. The majority of the directors of Farallon are also directors of HDI. HDI is one of the larger independent mining exploration groups in North America and as of January 20, 2006, employed or retained approximately 90 staff or service providers substantially on a full-time basis. Of these:

-	approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

-	approximately 15% are professional accountants (the majority of whom have professional accreditations); and

-	approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico, China and South Africa. HDI allocates the cost of staff input into projects, including Farallon’s projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Farallon) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

Competition

Farallon competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which Farallon competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Licenses

Farallon’s mineral properties in Mexico are comprised of Exploitation and Exploration Concessions granted by branches of the Mexican government. These Exploitation and Exploration Concessions and Farallon’s obligations under Mexican mining law that govern the exploration of its mineral properties are described below in Item 4.D of this Registration Statement. The ability of Farallon to continue its operations at the Campo Morado Project are dependent on Farallon keeping its claims in good standing and in securing and maintaining the necessary exploration and exploitation approvals, permits, and licenses. To date Farallon has been successful in securing these approvals, permits and licenses, but there can be no certainty that it will continue to be so.

C.         Organizational Structure

Farallon operates directly and through its subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership interest
Summex Exploration Co. Ltd.	Nevada, USA	100%
Farallon Holdings Inc.	Washington, USA	100%
Farallon Resources Inc.	Washington, USA	100% (held through Farallon Holdings Inc.)
Farallon Resources Corp.	British Virgin Islands	100%
Farallon Minera Mexicana, SA de C.V.	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Grupo Minero HD SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Grupo Minero Farallon SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Minas De Arcelia SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)

D.         Property, Plant and Equipment

The Campo Morado Concessions

Both the Dirección General de Minas and Consejo de Recursos Minerales are branches of the Coordinación de Minas of the Secretaría de Economía, Mexico. The Dirección General de Minas grants and controls mining claims. The Consejo de Recursos Minerales (“Consejo”) is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico and to assist the government with the promotion and development of such resources and determine which should be made available as Concessions. The Consejo also does exploration work and stakes mineral claims, which eventually are sold to companies or individuals in exchange for option payments as well as finder’s fees, like Campo Morado and La Trinidad claims.

Mineral rights are granted as Exploration Concessions or Exploitation Concessions, as described below:

Exploration Concessions	Exploration Concessions (claims) are able to be located to an unlimited size and are valid for up to six years with no extension. An annual surface tax is payable based on the area. Exploitation (commercial mining) is prohibited on exploration concessions. All rights of way must be negotiated with surface/land owners.
Exploitation Concessions	Exploitation concessions (claims) are to be located to an unlimited size and are valid for fifty years, renewable for an additional fifty years. An annual surface tax must be paid and additionally an investment or production from the concession in accordance with a sliding scale based on the area and age of the claim must be demonstrated. Surface owners must be compensated for any losses and the agreements are negotiated separate. Water encountered by mining generally goes to the mine.

The Campo Morado Project is comprised of the following Exploration and Exploitation Concessions:

Table 1: Mineral Tenure
Concession		Title		Area
Type	Concession Name	Number	Ownership	(hectares)	Expiry Date
Exploitation
	Reduccion La Alina	219148	100%	4,631	March 1, 2051
	Campo Morado	213074	100%	1,111	March 1, 2051
	2a Reduccion Farallon	218979	100%	1,821	January 27, 2053
	Reduccion El Mil	219874	100%	1,250	April 28, 2053
Exploration
	La Trinidad	210718	100%	2,750	November 16, 2005*
Total Land Holdings (hectares)				11,563

Farallon obtained the Campo Morado Exploitation Concession on March 2, 2001. The new Campo Morado title resulted from the conversion of previously held Exploration Concession Campo Morado (201017).

Farallon filed an application to reduce the Farallon concession from 14,145 hectares to 5,345 hectares in 1999 and on May 31, 2000 the new exploration title (211550) for Reduccion Farallon was received. On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain an reduction of area with respect to the Reduccion Farallon mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,820 hectares and a new name of 2A Reduccion Farallon. The above-mentioned application was admitted under File Number 5/2.4/613 of the Mining Agency. On January 28, 2003, Farallon was issued Exploitation Title 218979 for the 2a Reduccion Farallon Concession.

On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain a reduction of surface area with respect to the El Mil mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,250 hectares and a new name of Reduccion El Mil. The above-mentioned application was admitted by the Mining Agency under File Number 05/2.4/612. On August 23, 2002, Farallon was issued Exploration Title 214969 for the Reduccion El Mil.

On February 14, 2003, Farallon was issued Exploitation Title 219148 for the Reduccion La Alina Concession. The new Reduccion La Alina title resulted from the conversion of previously held Exploration Reduccion La Alina (219148). On April 20, 2003, Farallon was issued Exploitation Title 219874 for the Reduccion El Mil Concession.

*Application has been made to take the La Trinidad to an Exploitation Concession. This process takes about one month, at which time a new title number will be received. The Direccion General de Minas retains a sliding scale 3% net profits royalty on the La Trinidad Exploration Concession.

On December 21, 2005 new rules governing mining claims and maintenance payments were established by way of an amendment to the “Mining Law of Mexico”. As of this date, the concept of claim types (Exploration and Exploitation) has been eliminated and all claims are now of the same type and maintenance fees are determined by the age of the claim on a Peso per hectare annual basis. According to the new amendments to the mining law, all untitled exploration applications will be discarded and the previous title will continue to be valid. Although full details are not yet available, Farallon anticipates that there will be minimal material changes, other than the name of the type of concession, and hence no material impact on the project.

Reclamation Bonds and Permits

Mexican Environmental Law requires Farallon to submit a Preventive Report to the Mexican National Institute of Ecology (or “INE”) before it commences exploration activities on the Camp Morado Project. This report provides the government with Farallon’s plans for developing the project and what actions it will take to minimize impacts to the environment. An independent environmental consultant who is registered with and approved by INE must submit the Preventive Report. The INE reviews the Preventative Report to ensure that the information fulfils the requirements of Mexican Environmental Laws. This report must be approved before a permit is granted. Originally the INE granted environmental permits, but more recently, this activity has been redirected to another agency under the Subdirection of Management for Environmental Protecion (SEMARNAT), called General Direction of Environmental Impact and Risk. Farallon believes that this change will have no material impact on the Campo Morado project.

The Environmental Permit authorizes Farallon to proceed with its exploration activities, in compliance with the requirements imposed by the Environmental Permit, for two years after the permit's date of issue.

The original project permit for the Campo Morado Project was submitted on April 2, 1995, and was renewed on November 22, 2002. An October 19, 2004 submission for a further extension to the environmental permit was approved, and the permit was extended to November 14, 2006. The permit covers the property during the exploration phase only and allows for certain disturbances, including:

1.	Rehabilitation of old roads.

2.	Rehabilitation of underground workings.

3.	Development of new access roads.

4.	Development camp and other facilities.

5.	Development of exploration pits.

6.	Development of surface drill pads.

7.	Development of underground drill pads.

8.	Development of surface drill holes.

9.	Development of underground drill holes.

10.	Development of surface roads, drill pads, camp and other facilities.

11.	An endangered species and reforestation study and for all the abandoned areas to be reclaimed.

12.	Oil and fuel spills have to be avoided or reclaimed, and spent lubricants have to be stored and shipped to a recycling facility.

13.	Noise and air pollution standards have to be met.

14.	No hunting or collection of flora and fauna is allowed.

No reclamation bonds have been required so far but it is expected that the next exploitation phase would require a “change of use of land” permit with accompanying reclamation and reforestation bonds.

The Company's current exploration plans will be conducted in compliance with the current permit and the costs of compliance are included within the current exploration budgets.

Accessibility, Climate, Local Resources and Physiography

The Campo Morado Project is located in Guerrero State, Mexico, 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco (Figure 1). From the city of Iguala, Highway 95 leads west to the village of Teloloapan where roads extend south for approximately 65 kilometers to the project site. The total travel time from Mexico City to the Property, largely by paved roads, is about six hours. Farallon has upgraded access roads to the Property. A map showing the location and access to the Campo Morado Project is provided below:

The small village of Campo Morado is close to the old Reforma Mine located on the property. The nearest electrical power and telephone services are in the village of Ixcatepec, approximately 15 kilometers north of the property.

Topography in the area of the property is moderately steep to locally rugged, with elevations ranging from 600 to 1,700 meters above sea level. Cultivated valley bottoms and grassy hillsides form much of the landscape. The climate in the area is generally dry and warm from December through May. Temperatures are cooler during the rainy season, which begins around the end of May and lasts through November. The heaviest rains are generally in the latter part of July and early August.

The area of the Campo Morado Project covers a number of known mineral occurrences with history dating back to 1898, when the Reforma deposit was first discovered. Early exploration was done by underground drifting. At the Reforma Mine, a total of six levels of underground development exist over a vertical distance of 180 meters and a horizontal distance of about 900 meters.

Earliest production was from a small high-grade silver vein near the current third level. In 1903, more massive oxide ore (minerals from which sulfur has been partially or completely removed by the action of surface water and oxygen) bearing gold and silver, was found while tunneling on that level. Later that year, a 30 ton smelter was put into operation on the site. Operations ceased around the time of the Mexican revolution of 1912. Sporadic mining occurred from 1920-1927 and from 1937-1940, during which time most of the remaining high grade oxide ore was mined from the Reforma Mine along, with a small amount of sulfide ore, as well as minor amounts of oxide ore from nearby deposits.

A total of approximately $1.2 million reportedly was spent on the Campo Morado Property during the period of 1973 to 1977 by Minerals Exploration Corporation and its successor, Molycorp. In 1986, the Consejo carried out 1:50,000 scale regional mapping and photo-interpretation; this work included the mapping of 16 prospects in the Campo Morado area, and another 17 in the area around Achotla.

Farallon initiated an intensive work program in mid-November 1995, including rehabilitation of access roads and underground workings; a regional, airborne geophysical survey; regional and detailed geological mapping; stream and soil geochemical surveys; camp construction; and production of topographic and other maps. Geochemical stream and soil surveys are comprised of taking samples of stream sediments or soils which are then analyzed to determine their metal content. Using the extensive databases, geological staff created geological models, and used these and geophysical (gravity) anomalies to discover the Naranjo, El Largo, El Rey, G-9 deposits. Geophysical anomalies are geophysical data results that illustrate a single or a cluster of values that are different from normal or background values. These deposits do not have a surface expression, meaning that the deposit does not meet the surface, and occur below unmineralized, younger rocks. South of these discoveries, detailed geological mapping identified similar recurring rock units and alteration zones that are coincident with strong geochemical anomalies from soil sampling. Alteration zones are areas where the rocks show differences in color or mineral content from the surrounding units. Gravity geophysical surveys were completed over the known massive sulfide deposits, then expanded to cover all prospective zones. A total of fifteen areas of interest were located, eight of which are associated with known mineralization and deposits and the remaining seven are interpreted as potential new deposit targets.

From June 1996 through May 1998, Farallon completed a drilling program, consisting of 320 core holes testing previously known and new precious and base metals targets over an area of 10 kilometers by 5 kilometers. Farallon also initiated mine planning studies and other related metallurgical engineering, environmental and technical programs required for a well-planned mineral resource development. During 1997, eight geotechnical holes totaling 2,232 meters and two geotechnical holes, totaling 600 meters, were completed at the Reforma and Naranjo Deposits, respectively. These holes provided an accurate geotechnical assessment of ground conditions in the hanging wall and footwall to the massive sulfide horizons, where mine services and stope developments would be located. Preliminary analysis of this data indicates underground opening widths within the Reforma and Naranjo sulfide horizons may be 9 meters and 21 meters, respectively, permitting the use of large underground mining equipment in conjunction with low cost mining methods.

In 1997 and 1998, Farallon completed metallurgical studies to assess recoveries of base and precious metals from drill core samples taken from the Campo Morado Project. These metallurgical studies including an assessment of a conventional mineral recovery technique known as flotation. Flotation is a process used in mineral separation in which the mined rock is crushed and finely ground, and subjected to chemicals that cause the metal-bearing minerals to be separated from the rest of the rock to produce a concentrate. Under traditional processes, the concentrate is sent to a smelter for final recovery of the metals using high temperature techniques. Farallon also completed metallurgical studies of a metals recovery process known as the hydrometallurgical recovery technique which involves a chemical processes using water based solutions. These initial studies were done at the laboratory bench scale using 1997 drill core samples from Reforma, Naranjo, El Largo and El Rey deposits. The results of Farallon’s later assessments of recovery using the hydrometallurgical recovery technique are presented below under the heading “Engineering – Metallurgy”.

Farallon Minera Mexicana acquired the 2,750-hectare La Trinidad Concession in an open bid process from the Direccion General de Minas in 1999. The La Trinidad Concession is located 9 kilometers northwest of the Reforma deposit and is accessible by gravel roads from the pueblo of Campo Morado.

Exploration activities carried out on the La Trinidad Concession in early 2000 included detailed geological mapping at a scale of 1:2,000, detailed soil geochemical surveys and acquisition, re-logging and re-sampling of drill core from the 1996 drill program by Consejo. Detailed geological mapping confirmed that the geological setting of the La Trinidad area and the presence of polymetallic massive sulfides at the same levels in the rock sequence as on the Campo Morado Property. Narrow zones of massive sulfides and extensive zones of sulfide stringer mineralization were identified in drill core and a new surface exposure of weathered massive sulfide was also discovered.

Routine exploration activities of a minor nature were undertaken in 2001-2003. The property was in a care and maintenance status with all site buildings and assets being kept secure and in a ready state in anticipation of receiving a favourable decision by courts in various legal actions in British Columbia, Nevada and Mexico. The litigation related to the ownership of the Campo Morado Property. Previous decisions on legal actions in British Columbia and Nevada were in Farallon’s favour, and proceedings in Mexico were dismissed. A new legal proceeding was commenced in Mexico in January 2004 which remains unresolved. The original legal proceedings and the new legal proceeding are discussed in detail in Item 8A of this registration statement on Form 20-F under the heading "Legal Proceedings”.

A $2.4 million drilling program was carried out in 2004, designed to further delineate and extend the resources outlined at the Campo Morado Project, including completion of 40 holes at El Largo, two holes at Estrella de Oro and 5 holes at the G-9. In addition, 20 metallurgical bulk sample holes were drilled at the Naranjo and Reforma deposits, and preliminary metallurgical testwork was done.

Farallon completed a $14 million exploration program in calendar 2005. Exploration activities from the January to December 2005 program included:

•	Drilling of approximately 50,000 meters at the El Largo, El Rey, G-9, Estrella de Oro, Naranjo and Reforma deposits, and other target areas.

•	Re-estimation of all mineral resources, including information from 2004 and 2005 drill holes.

•	Investigation of various mine/process throughput rates in a mine development scenario, commencing with a 3,500 tonne per day (tpd) base case, and optional throughputs to 1,000 tpd.

•

Reviewing several underground mining developments schemes utilizing a variety of mining methods and equipment to achieve the various throughputs. This analysis of the mine development schemes was undertaken in order to investigate what is the most cost effective deposit to mine first, the best progression for the development of the deposits and the best portal locations for easy access and efficient operations.

•

Completion of process testwork, analysis and environmental considerations of alternative mineral recovery techniques, including froth flotation, hydrometallurgy and a combination of the two. The results of the test work will be used to define and establish design parameters of the most optimal process for recovering metals from ore that would be mined from the Campo Morado Project if development proceeded.

•

Conducting waste management investigations designed to maximize the recycle of process water as well as minimize the amount of tailings solids to be stored in a mine development scenario. Tailings solids were also tested in order to assess appropriate methods of backfilling the mine.

•	Conducting Acid Rock Drainage/Metal Leaching (ARD/ML) static and kinetic test work to determine the reactivity of mine/process discharge products and reviewing any required mitigation procedures.

•	Studying access road and power transmission corridors and estimate, at a scoping level, the cost of an access road and the power transmission/transformation.

•

Performing an archaeological study, compiling demographic information and conducting socio- economic reviews to determine the skills and availability of local workers and the impact of the project on the local population.

•	Gathering of meteorological and hydrology information so the water resources can be calculated.

•	Estimation of mineral resources at newly discovered G-9 deposit and initiating metallurgical testing of mineralized material from the G-9 deposit.

A summary of the drilling at each deposit or zone at Campo Morado by Farallon since 1996 is tabulated below:

Drill Hole Summary
Year	Zone	# Drill holes	Meters
1996	El Rey	2	330.40
	La Lucha	13	1,629.15
	Naranjo	64	11,876.72
	Reforma	80	14,683.66
	Reforma Southeast	3	551.08
	San Rafael	3	602.59
	Subtotal 1996	165	29,673.60
1997	El Largo	29	7,884.08
	El Rey	25	4,505.02
	G-9 Gravity Anomaly	4	1,847.39
	La Lucha	3	746.76
	Naranjo	26	7,020.77
	Reforma	9	2,232.04
	San Rafael	3	875.37
	Subtotal 1997	99	25,111.43
1998	Estrella de Oro	3	706.55
	Gravity Anomalies	7	2,362.81
	Reforma North	1	129.84
	Subtotal 1998	11	3,199.20
2004	El Largo	40	10,158.17
	Estrella de Oro	2	525.21
	G-9 Gravity Anomaly	4	1,634.62
	Naranjo	14	3,919.31
	Reforma	6	1,461.75
	Subtotal 2004	66	17,699.06
2005	El Largo	26	6,422.15
	El Rey	14	3,249.89
	Engineering	7	417.75
	G-9	58	28,256.57
	Estrella de Oro	14	3,013.86
	El Profundo	4	1,819.05
	Naranjo	3	1,124.10
	Reforma	13	3,603.77
	G-10	5	2,220.77
	Subtotal 2005	144	50,127.91
By Zone	El Largo	92	23,551.83
	El Rey	41	8,085.31
	G-9	66	31,738.58
	Naranjo	107	23,940.90
	Reforma	108	21,981.22
	Estrella de Oro	19	4,245.62
	El Profundo	4	1,819.05
	San Rafael	6	1,477.96
	La Lucha	16	2,375.91
	G-10	5	2,220.77
	Other	17	3,461.48
	TOTAL	485	125,811.2

A map showing the drilling locations of the drill holes completed in the main zones during the 2004 and 2005 program, together with drill holes completed pre-2004, is presented below:

Reforma
El Rey
N
Estrella de Oro
El Largo
Naranjo
250 metres
G-9
LEGEND
Pre-2004 Drill Hole
2004-2005 Drill Hole

CAMPO MORADO **Drill Hole Plan**

Figure 1.

Geological Setting

The Campo Morado district is located in the Sierra Madre del Sur range in the northeastern part of the state of Guerrero, Mexico. Massive sulfide deposits occur mainly in the upper part of a sequence of volcanic and sedimentary rocks, within felsic volcanic rocks or at their contact with overlying, fine-grained, sedimentary rocks. Each deposit is comprised of one or more sulfide-bearing lenses (lens-shaped formation of rock which includes massive sulfides).

The following massive sulfide deposits have been identified on the Campo Morado Project through the process of mineral exploration:

-	the Reforma deposit;

-	the El Rey deposit;

-	the Naranjo deposit;

-	the El Largo deposit;

-	the G-9 deposit;

-	the La Lucha zone;

-	the Estrella Del Oro zone;

-	the El Profundo zone; and

-	the San Rafael zone.

Each of these deposits is significant from a geological perspective as the high content of sulfide minerals is a key indicator of metallic mineralization, in this case gold, silver, copper, zinc and lead. There is however no assurance that a massive sulfide deposit will contain commercial amounts of any of these metals.

A major thrust fault (a break in the rocks created by mountain building) along the center of a recumbent fold (a sequence of rocks that are bent and tilted to one side) separates the overturned Reforma and El Rey deposits from the upright Naranjo and El Largo deposits. The La Lucha, San Rafael and G-9 massive sulfides occur beyond another thrust fault to the south of the Naranjo and El Largo deposits. Other, later faults offset the massive sulfide deposits by up to several tens of meters.

Mineralization

The massive sulfide deposits identified at the Campo Morado Property trend roughly along a northeast-southwest direction. The locations of the significant massive sulfide deposits identified on the Campo Morado Property are illustrated in the following deposits location map:

The massive sulfide horizons are principally comprised of fine-grained pyrite (iron sulfide) with a variety of other sulfide minerals, which include, in descending order of occurrence, zinc, copper and lead sulfides, and native gold. The zinc, copper and lead sulfides are found as discreet mineral grains, or more frequently, as an infilling between or within the pyrite grains.

The principal deposits outlined by exploration and that are the focus of Farallon’s exploration activities are described in more detail below:

Reforma Deposit

The Reforma deposit is located in the northern part of the trend. It occurs at the top of the overturned Campo Morado felsic volcanic unit. Geological modeling shows that the main Reforma sulfide body has a tabular shape maximum horizontal dimension of 760 meters. It extends 60 to 350 meters along the dip of the rock units and is 2 to 50 meters thick.

The deposit consists predominantly of pyrite with variable amounts of quartz and other non-ore minerals, and minor to moderately abundant copper, zinc and lead sulfides. Three distinct zones of mineralization have been identified, including:

•	an upper zinc-lead sulfide rich zone
•	a central iron sulfide-rich zone grading upwards to a iron-zinc sulfide zone
•	a lower copper-rich zone.

Significant gold and silver mineralization occurs in the upper zone.

The Reforma drill hole database consists of 110 core holes, totalling 21,154 meters. The main sulfide body is penetrated by 76 drill holes and has excellent continuity. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included below in Tables 4 and 5.

El Rey Deposit

El Rey is 200 meters southwest of the Reforma deposit. The geological setting is similar to that of the Reforma deposit, but the rock sequence appears to be overturned as the massive sulfides occur structurally beneath the felsic volcanic unit. The primary El Rey sulfide body is tabular in shape and nearly horizontal; it extends about 250 meters in the east-west direction, 200 to 250 meters in a north-south direction and is 2 to 35 meters thick. The deposit is cut by several faults, offsetting it up to a few tens of meters. The El Rey massive sulfide is also zoned. Similar to Reforma, a gold, silver, zinc and lead-bearing zone is found near the base of the deposit.

The El Rey drill hole database consists of 42 core holes, totaling 8,496 meters. The main sulfide body has been penetrated by 26 drill holes and the mineralization is quite continuous. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included in Tables 4 and 5..

Naranjo Deposit

The Naranjo deposit is located approximately 700 meters south of the El Rey deposit. The Naranjo deposit is comprised of two main sulfide bodies. The largest body is 75 to 240 meters east-west, about 500 meters long along its shallow dip to the south, and 5 to 75 meters thick. Although not as sharply developed as in the Reforma deposit, three distinct zones of mineralization have been identified, including:

•	an upper zinc-lead sulfide rich zone with high gold and silver values
•	a central zone with low to moderate copper and zinc values
•	a lower zone of predominately copper or less commonly zinc and gold values.

There is additional copper and zinc sulfide mineralization within veins beneath the main sulfide lenses.

The current database for Naranjo consists of 107 diamond core holes totalling 23,941 meters. The main sulfide lens is penetrated by 31 drill holes; the mineralization is quite continuous. The second body is penetrated by 9 drill holes. Drill hole spacing is approximately 50 meters. Estimated resources are included in Tables 4 and 5.

El Largo Deposit

The El Largo massive sulfide deposit is located near the southern end of a 1.5 -kilometer long ridge, about 100 meters west of the Naranjo deposit. The deposit is comprised of one primary sulfide body and nine smaller mineralized bodies. The primary sulfide body has excellent continuity, and extends over 700 meters in length, 50 to 200 meters in width, and 10 to 100 meters in thickness.

The El Largo drill hole database consists of 87 diamond core holes totaling 22,770 meters. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included in Tables 4 and 5.

G-9 Deposit

The G-9 deposit occurs 700 meters to the south of the Naranjo deposit. It consists of "stacked" or repeated felsic volcanic rock units, separated by sedimentary units. Massive sulfides are known to occur in at least two different levels in the sequence. The potential for a similar repetition at the other deposits, provides additional exploration targets. To early November 2005, the outlined dimensions of the G-9 deposit were approximately 500 meters by 250 meters, with a maximum thickness of 45 meters and averaging 10 to 20 meters thick. The deposit is oriented southeast to northwest.

Results of a preliminary resource estimate, announced in early November 2005 and based on 45 drill holes, are included in Table 5. To the end of 2005, 66 holes, totaling 31,740 meters, had been drilled at G-9. Assay results for holes drilled since the resource estimate are tabulated below:

Table 3. Results from G-9 Drilling
Holes Completed after November Resource Estimate

Drill Hole Number		From (m)	To (m)	Interval (m)	True Thickness (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
498		429.2	445.9	16.8	14.5	1.97	190	1.93	2.93	21.27
498	Incl	429.2	436.9	7.8	6.7	2.28	262	2.32	3.95	20.32
498		468.9	473.3	4.4	3.8	15.99	682	0.33	3.42	5.73
500		486.5	489.5	3.0	3.0	0.15	18	1.86	0.02	7.94
503		540.0	544.0	4.0	3.9	2.41	136	1.11	0.54	1.21
503		555.0	559.6	4.6	4.5	0.43	18	1.32	0.04	9.16
509		506.7	515.7	9.0	9.0	1.01	62	0.38	0.35	5.58
509		538.3	551.8	13.6	13.6	3.26	205	1.14	0.97	6.88
509	Incl	545.1	551.8	6.7	6.7	3.01	158	1.21	1.05	9.33
510		559.0	568.0	9.0	8.8	4.87	269	0.72	4.54	10.94
510	Incl	559.0	563.0	4.0	3.9	4.25	285	0.81	6.64	15.66
510		573.9	585.9	12.0	11.7	11.10	639	0.82	1.95	7.64
510	Incl	582.0	585.0	3.0	2.9	34.95	1930	0.70	2.86	5.78
510	Incl	583.0	585.0	2.0	2.0	45.70	2653	0.62	2.90	6.25
511		558.5	560.1	1.6	1.6	1.36	130	1.18	0.95	9.31
512		594.0	596.1	2.2	2.1	2.30	166	2.28	1.26	12.88

Holes 497, 499, 504-509 were also drilled at G-9 but did not return significant results.
Hole 514 was abandoned due to poor orientation.

Estimates of Mineralization

In 2005, new estimates of the mineral resources outlined by drilling at Campo Morado were announced. These estimates were completed according to the standards of the Canadian Institute of Mining and Metallurgy (2000) as required by for mining projects under Canadian law, National Instrument 43-101.

Qingping Deng, CPG, of Behre Dolbear & Company (USA) Inc., an independent qualified person as defined by National Instrument 43-101, is responsible for the estimates of the El Largo, Reforma, El Rey, and Naranjo deposits as shown in Table 4. The estimates were included in an October 12, 2005 technical report on Campo Morado entitled “Update on Metallurgy and Mineral Resource Estimates in the Reforma, Naranjo and El Rey Deposits, Guerrero State, Mexico” by D. Kilby, P. Taggart, Qingping Deng and David Dreisinger.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 4. Results of Campo Morado Resource Estimates in 2005
Indicated Mineral Resources at US$90 GMV/t1 cut-off

Deposit	Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Reforma	Indicated	3,972	4.20	224	0.92	3.86	1.71
El Rey	Indicated	1,051	2.74	154	0.52	4.45	1.20
Naranjo	Indicated	2,056	2.77	136	0.82	4.12	1.24
El Largo	Indicated	4,130	1.12	128	0.40	5.76	1.33
Total Indicated		11,209	2.67	166	0.67	4.66	1.44

A preliminary estimate of the G-9 resources was completed in November 2005. The qualified person for the G-9 resource estimate is David Gaunt, P.Geo, who is not independent of Farallon as defined under National Instrument 43-101. The estimate is described in a November 30, 2005 technical report on Campo Morado entitled “Preliminary Resource Estimate for the G-9 Deposit” by D. Kilby and D. Gaunt. Drilling is still underway at G-9, as the deposit remains open to the west, northwest and southeast.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 5. Results of Campo Morado Resource Estimates in 2005
Inferred Mineral Resources at US$90 GMV/t1 cut-off

Deposit	Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Reforma	Inferred	1	1.31	392	0.24	0.04	0.50
El Rey	Inferred	15	2.37	91	0.54	4.63	1.47
Naranjo	Inferred	236	4.28	104	1.05	1.76	0.50
El Largo	Inferred	1,258	1.54	122	0.85	3.99	0.84
G-9	Inferred	3,600	3.2	204	1.4	8.3	1.1
Total Inferred		5,110	2.81	179	1.25	6.93	1.01

1Gross Metal Value per Tonne is the sum of the metal grade multiplied by the metal price, using the following metal prices: US$375/oz for Au; US$5.50/oz for Ag; US$1.00/lb for Cu; US$0.51/lb for Zn, and US$0.25/lb for Pb, converted to metric units and a sum of the gross value of the contained metals (ie no metal recoveries applied) per tonne.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the foregoing mineralization has been determined to be ore nor is considered to be a mineral reserve.

Sampling and Analysis

Most of the core drilled at Campo Morado has been 4.76 cm diameter NQ size, with some 6.35 cm diameter HQ sized holes. In addition, several non-directional wedges off of main holes were completed to obtain metallurgical samples. The core is boxed at the drill rig and transported daily to the secure logging facility at the Campo Morado camp site in Guerrero State of Mexico. Core logging and sampling work, including geological and geotechnical logging, core photography, whole core density measurements, quality control/quality assurance (QAQC) designation and sampling, is performed inside a core logging compound.

Sample intervals are based on geology and mineralization features identified by the Farallon geologist/engineer logging the core. Two separate analytical streams, designated ore for high sulfide samples, and host for less sulfide-rich samples, are used. The ore samples average one metre and the host samples average two meters in length. Samples are sawn in half lengthwise with a diamond tipped rock saw. The half core sample is placed in a sample bag, and the other half is returned to the core box. Samples awaiting shipment are kept in a locked enclosure within the logging compound prior to being picked up by the laboratory truck that delivered them the ALS Chemex sample preparation facility at Guadalajara in Jalisco State, Mexico.

At Guadalajara, the samples are dried, weighed, crushed to 2 mm and a sub-sample is pulverized. Regular pulp samples and coarse duplicate samples are shipped by air freight. In 1996, 1997 and 1998 the primary analytical laboratory for the regular samples was Min-En Laboratories of Vancouver, BC and Eco-Tech Laboratories of Kamloops, BC was the check laboratory. The main laboratory used for regular samples from the 2004 and 2005 programs is ALS Chemex in North Vancouver, BC; the duplicates are analyzed by Acme Analytical Laboratories in Vancouver, BC.

All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion followed by an AA or Inductively Coupled Plasma finish. The 2004-2005 samples are also assayed for sulphur by LECO furnace.

QAQC samples along with the regular samples are submitted for analysis. These include: blind standards, random inter-laboratory duplicates and field blanks. In excess of 10% of all assay results received on the project are related quality control values. These are in addition to the internal quality control samples that are done by the analytical laboratories. A satisfactory level of confidence can be attributed to the accuracy and reliability of the gold, silver, copper, lead, and zinc assay results based on the results of the sample preparation and QAQC program.

All remaining core is stored in a locked compound at the Campo Morado site. All core sample pulps are stored in Farallon’s warehouse in Port Kells, British Columbia.

Engineering

Metallurgy

Since 1996, Farallon has investigated several process options for recovering minerals from ore that would be mined from the Campo Morado Project if development of a mine were to proceed. The recovery methods assessed include conventional flotation, sequential size reduction along with flotation, bio-oxidation and pressure leaching followed by standard SX/EW to cathode copper and zinc. The Campo Morado deposits are polymetallic in that they contain a number of metals, namely gold, silver, copper, lead and zinc. Farallon believes that the best opportunity to maximize revenues from a mine developed at the Campo Morado project is by maximizing the recovery of all saleable metals. Farallon’s investigations of metallurgical processes to date has indicated that recoveries of metals using the conventional flotation technique are considerably less than recoveries of metals obtained using hydrometallurgical techniques. Farallon’s investigation of the hydrometallurgical technique for the recovery of metals and the results of its investigations are described below.

In October 2004, Farallon commenced a metallurgical program designed to assess the technical viability of the proposed hydrometallurgical process to recover metals from the Campo Morado deposits. Farallon developed a process flow sheet for the extraction of metals from the ore that would prospectively be mined from the Campo Morado Project if Farallon’s exploration determined that development of the project was warranted. The metallurgical program was designed to assess the ability of the process to extract gold, silver, copper, zinc and lead minerals from ore and the recoveries that could be expected if the metallurgical recovery process was used on a commercial scale to process ore mined from the Campo Morado Project. The recoveries represent, as a percentage, the amount of minerals in the base ore that can be extracted using be extracted using the process compared to the amount of minerals contained in the ore.

Flotation metallurgical testwork relating to the metallurgical program was conducted at G&T Laboratories (G&T) in Kamloops, British Columbia, and hydrometallurgical investigations relating to the metallurgical program were done at SGS Lakefield's (SGS) testing facility in Lakefield, Ontario.

A pilot plant was constructed and testwork completed using the pilot plant. The pilot plant testwork was designed to assess the integrated hydrometallurgical process under continuous operations. The tests were conducted on a “proof of principal” basis and Farallon’s consultants have determined that the design criteria is of sufficient technical quality that it can be used as the metallurgical process that will form the basis for a pre-feasibility study evaluating the economic viability of the development of a mine at the Campo Morado Project. The metallurgical process developed to extract copper, zinc, gold and silver from the Campo Morado deposits is referred to as the PARTOXTM Process. This name has been trademarked by the Company.

The process of metal recovery starts at the underground mine with excavation of valuable mineralized rock, containing a variety of sulphide minerals and metal values. The rock is to be transported to the surface and then to the mill. At the mill proposed for the Campo Morado Project, the rock will be crushed and ground to fine size (finer than beach sand) to expose the valuable minerals. The ground rock will then be subjected to flotation, a well known process in mineral separation, where most of the desirable and valuable minerals, containing copper, zinc, gold and silver, are floated and recovered as a concentrate. The remaining material is rejected and is placed in a waste pond at the site.

The PARTOXTM Process is a hydrometallurgical process that allows for separation and recovery of valuable metals from Campo Morado concentrate. Hydrometallurgy is a term that refers to chemical processes carried out in water based solutions. There are six steps in the PARTOX process as follows:

Step 1: Autoclave Leaching of Concentrate

The first step in the process is to use an autoclave leach process (at 150° C) for partial oxidation (PARTOX™) of the bulk concentrate. This process can be compared to a pressure cooker in which the minerals of value “break down” and allow zinc and copper to be put into solution. The minerals that contain gold and silver are also altered to allow subsequent extraction of precious metals by the well known cyanidation process. The hot slurry released from the pressure cooker is allowed to continue to leach in a series of tanks open to the atmosphere. This has a particular benefit in increasing copper extraction and, hence, is referred to as the “copper leach”.

Step 2: Counter Current Decantation (CCD)

After dissolving copper and zinc into solution, the next challenge is to separate the valuable solution from the solids that are depleted in copper and zinc (and still contain gold and silver). The method selected for Campo Morado is to use a CCD circuit. This circuit uses the principles of gravity settling to wash the solids in seven stages. The washed solids (residue) go to the precious metal recovery process and the solution to copper and zinc recovery process. For the pilot plant testwork, the seven stages of CCD applied gave a 99.9% overall washing efficiency for copper and zinc.

Step 3: Copper Solvent Extraction and Electrowinning (SX-EW)

Approximately 25% of the copper currently obtained from mines world-wide is recovered by the copper SX/EW process. Solvent extraction would selectively extract copper from the Campo Morado leach solution and transfer the copper to a second solution, from which copper is recovered by electrolysis. The copper that is electrolysed is highly purified - over 99.99% pure copper. It is expected that the copper SX/EW product from Campo Morado will meet or exceed London Metal Exchange Grade A/Comex Grade 1 (99.999%) purity specifications, as is normally the case for such operations.

Step 4: Iron Removal

After copper recovery, the solution advances to zinc recovery. Prior to zinc recovery, iron is removed by adding limestone and air to create the conditions for precipitation of iron without loss of zinc. This step was tested in the Campo Morado pilot plant with 99.9% efficiency. As a result less than 10 parts per million of iron is present in the feed to the zinc recovery process. Losses of both copper and zinc to the iron precipitate were negligible.

Step 5: Zinc Solvent Extraction and Electrowinning (SX-EW)

Zinc solvent extraction is increasing in importance as a technical route for primary zinc recovery. The Skorpion plant of Anglo American Base Metals in Namibia now recovers 150,000 tonnes per year of zinc by SX/EW. This same process is to be used on the iron-free solutions at Campo Morado, as referred to above. During the Farallon pilot plant testing, a total of 102 kg of zinc metal cathode was produced, with a >99.99% zinc purity. It is expected that the zinc cathode product from SX/EW process at Campo Morado will meet or exceed “Special High Grade (99.995%)” purity specifications, as is normally the case for such operations.

Step 6: Gold and Silver Recovery

The standard method practised around the world for gold recovery is cyanide leaching, and this same process is proposed for Campo Morado. Washed autoclave residue is treated by a series of chemical steps to extract and recover gold and silver. The final product is a mixed “alloy” of gold and silver (in a bar called a dore) that is sent to a refinery for final separation into high purity gold and silver.

For the pilot plant, the average gold extractions were 57%, 66% and 62% for samples from Naranjo, Reforma and El Largo, respectively. The comparable average silver extractions were 82%, 76% and 88% for the same sample series.

Overall Results:

The Pilot Plant program was successful in proving that the PARTOXTM hydrometallurgical extraction processes can be expected to result in significant recoveries of zinc and copper from ore that would be mined from the Campo Morado Project if commercial viability were established and a mine were to be developed. The pressure oxidation and copper leach cumulative recoveries achieved for the pilot plant are summarized below.

Concentrate	Process Step	Cumulative Extraction (%)
		Zn	Cu	Fe
Naranjo	Pressure Oxidation (POX)	98	84	16
	POX + Copper Leach	98	88	16
Reforma	Pressure Oxidation (POX)	92	69	21
	POX + Copper Leach	93	71	18
El Largo	Pressure Oxidation (POX)	98	83	22
	POX + Copper Leach	98	87	13
	POX + Copper Leach	98	87	13
Average for all Feeds	Pressure Oxidation (POX)	96	79	20
	POX + Copper Leach	96	82	16

Mine Planning

Farallon has completed preliminary project development work in all key areas with the objective of creating a mine plan for Campo Morado Project. These include assessment of appropriate cut-off grades, throughput rates and other mine design elements such as backfill requirements, ventilation, plant site location, tailings dam design, access, and power requirements. In addition, environmental socioeconomic data gathering is underway as well as discussions with government authorities and local communities regarding the project. The mine plan is expected to form the basis for Farallon’s planned evaluations of the development a mine at the Campo Morado Project that would be the subject of a preliminary economic assessment, initially, and a pre-feasibility study, subsequently, that would evaluate the economic and legal feasibility of a mine.

Due to the nature of mineralization at each deposit, their relative locations, and the ability to "modular mine" each deposit separately, a myriad of development alternatives are available. As a result, numerous "trade-off" studies have been underway to enable the optimal mine development plan. Further work will be done to integrate G-9 into the mine plan for the pre-feasibility study.

Plan of Operation – 2006

The Company’s plan of operations is to continue exploration activities at the Campo Morado Project through to the end of calendar 2006. In addition, a pre-feasibility study is targeted for completion towards the later part of the 2006. The work will be carried out in two six-month budgeting phases.

Exploration for the first half of calendar 2006 will include a January to June 2006 drill program that will be focused on infill drilling at G-9. Engineering studies such as hydrometallurgical optimization test work, comprehensive construction engineering studies, a flotation taskforce designed to characterize the G-9 deposit, and further mine design engineering that encompasses the G-9 deposit will also be undertaken during this period.

An objective of the program is to complete a preliminary assessment of the Campo Morado Project by the end of March 2006. A preliminary assessment is a scoping level engineering and economic study based on all known mineral resources, including inferred resources. The preliminary assessment for Campo Morado is to include the results of an initial G-9 deposit resource estimate and its associated metallurgical test work. The preliminary assessment is preliminary in nature and will not result in any determination that development of the Campo Morado Project is economic or that reserves exist on the Campo Morado Project.

Another objective of this exploration program is to upgrade substantial mineral resources at G-9 to an indicated category, if warranted by the results of exploration, to complete adequate metallurgical testwork so that the G-9 deposit can be included in the pre-feasibility study.

The proposed budgets for exploration and engineering studies from January to June 2006 are as follows:

Activity	Cost (US$)
Drilling and Field Studies	4.84 million
Engineering and Process Design	1.62 million
Mexico City Administration	0.74 million
Head Office Administration	1.48 million
Total	$8.61 million

As previously noted, the Company plans to complete a pre-feasibility study on the Campo Morado Project by the end of calendar 2006. We anticipate that this pre-feasibility study will be commenced in the second quarter of calendar 2006. A new budget will be approved for the July to December 2006 period. The pre-feasibility study will include an economic, legal and risk assessment of a development of a mine at the Camp Morado Project. If the results of the pre-feasibility study are sufficiently positive, then we anticipate that we would proceed to the completion of a feasibility study for the Campo Morado Project. We anticipate that a final feasibility study would not be commenced until calendar 2007 at the earliest. A definitive determination that the development of a mine at the Campo Morado Project is commercially viable will not be reached until such time as a final feasibility study is completed. Further, there is no assurance that the completion of a final feasibility study will result in a determination that development of a mine at Campo Morado is commercially viable.

ITEM 5              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Farallon’s consolidated financial statements, forming a part of this Registration Statement, including note 11 to the annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP.

Overview

Farallon is an exploration stage company that has not earned revenues from its core business to date. Farallon is presently undertaking the plan of operations described under Item 4 – “Description of Business” of this Registration Statement. Farallon will use its existing cash and working capital to fund this plan of operations. Farallon is focused on the exploration of its 100% owned Campo Morado Project in Guerrero State, Mexico. Farallon’s exploration programs have been augmented by advanced exploration programs including metallurgical, geotechnical, engineering and environmental studies. These programs have been completed in cooperation with local employees, communities and state and federal government authorities.

Going Concern

Farallon's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Farallon has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to explore Farallon's mineral property. Farallon can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, it may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Farallon's liabilities with a potential for total loss to Farallon shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the deferral of costs incurred for mineral properties and deferred exploration, and assumptions used to determine the fair value of stock-based compensation. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company's accounting policies are set out in the notes to the accompanying consolidated financial statements.

Mineral property interests

Exploration expenditures incurred by Farallon prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded when paid.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

Long-lived assets

Farallon reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

Income taxes

Farallon uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based compensation

Farallon has a share option plan which is described in note 6(c) of the consolidated financial statements. Under Canadian GAAP, the Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

For US GAAP purposes, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123 in the year ended June 30, 2001.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equalled the market price of the underlying stock on the dates of grant.

Results of Operations

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Farallon's consolidated financial statements and interim financial statements included in Item 17 of this Registration Statement. Farallon’s results of operations are summarized below:

	Three Months Ended Sep 30, 2005 (unaudited)	Three Months Ended Sep 30, 2004 (unaudited)	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
EXPENSES
Exploration	$ 2,442,919	$ 1,101,361	$ 8,752,357	$ 465,011	$ 303,797
Exploration - stock-based compensation	141,364	279,801	365,654	339,020	–
Interest Expense	–	141	141	41,033	41,231
Legal, Audit and Accounting	125,850	539,690	1,242,095	756,857	411,146
Office and Administration	497,916	267,427	1,127,595	391,506	298,664
Office and Administration - stock-based compensation	341,635	240,544	406,297	492,317	1,733
Shareholder Communications	26,675	17,003	621,317	27,229	34,585
Travel and Conferences	56,369	44,713	207,295	124,249	28,611
TOTAL EXPENSES	$ 3,632,728	$ 2,490,680	$ 12,722,751	$ 2,637,222	$ 1,119,767
Foreign Exchange (Loss) Gain	601,100	240,260	19,266	(273,484)	(52,041)
Interest Income	80,036	24,115	268,513	76,110	16,697
Recovery of Accounts Receivable
Previously Written Off	–	–	–	152,065	–
Recovery of value-added taxes paid	–	–	–	273,646	211,717
Gain on the sale of equipment	–	1,543	3,141	–	–
LOSS FOR THE PERIOD	$ (2,951,592)	$ (2,224,762)	$ (12,431,831)	$ (2,408,885)	$ (943,394)

A.         Operating Results

Three Months Ended September 30, 2005 (“fiscal 2006”) versus Three Months Ended September 30, 2004 (“fiscal 2005”)

Loss for the three months

Loss for the three months ended September 30, 2005, increased to $2,951,592, from $2,224,762 in the same quarter of the previous fiscal year. The increase is due to an increase in exploration activities at the Campo Morado Property, offset by a foreign exchange gain.

Exploration

Exploration expenses, excluding stock-based compensation, increased to $2,442,919 in the current quarter compared to $1,101,361 in the first quarter of the 2005 fiscal year. The main exploration expenditures were drilling (2006 – $891,607; 2005 – $457,215), engineering (2006 – $730,033; 2004 – $175,295), and site activities (2006 – $404,331; 2005 –$259,760). The increase in drilling expense during the quarter was due to an increase in drill footage at Campo Morado. Drilling did not start in the prior year until August 2004. Higher engineering expenses in fiscal 2006 were mainly due to wages paid for project engineering, metallurgical investigations, a pilot plant study, and open pit design studies. Site activities increased in fiscal 2006 due to a greater number of site contractors being employed at the Company’s Campo Morado Property.

Interest income

Interest income increased to $80,036 in the current quarter from $24,115 in the first quarter of the 2005 fiscal year due to higher cash balances on hand.

Legal, accounting and audit

Legal, accounting and audit expenses decreased to $125,850 from $539,690 in the first quarter of the 2005 fiscal year, primarily due to fees paid to legal advisors in the previous fiscal period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $1,000,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation.

Office and administration

Office and administration costs increased to $497,916 from $267,427 in the first quarter of fiscal 2005 due to an increase in costs for salaries and insurance to support the increased activities at Campo Morado.

Hunter Dickinson Inc.(“HDI”)

An administrative and geological services agreement exists with HDI. HDI is a private company, with certain directors in common with Farallon, which provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them.

During the three months ended September 30, 2005, such services rendered and expenses reimbursed amounted to $975,981 compared to $596,043 for the comparable period in the prior year. The increase in services is due mainly to the exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $702,246 were for exploration expenditures consisting of assays and analysis – $39,513, engineering – $125,631, geological – $125,181, site activities – $410,869, and transportation – $1,052. The remaining amounts reimbursed to HDI were for office and administration – $246,344, travel and conferences – $1,959, and shareholder communication – $25,432.

Foreign exchange

Foreign exchange gain increased to $601,100 in the current quarter from $240,260 in the first quarter of the 2005 fiscal year, due to the Canadian dollar strengthening against the US dollar.

Year Ended June 30, 2005 (“fiscal 2005”) versus Year Ended June 30, 2004 (“fiscal 2004”)

Loss for the year

Loss for fiscal 2005 increased to $12,431,831 from $2,408,885 in fiscal 2004. The increase is due to the resumption of exploration activities at the Campo Morado Property.

Exploration

Exploration expenses consist of assays and analysis, depreciation, engineering, geological, site activity and transportation costs associated with the Campo Morado Project.

Exploration expenses, excluding stock-based compensation, increased to $8,752,357 in fiscal 2005 from $465,011 in fiscal 2004. The main exploration expenditures were drilling (2005 – $2,967,731, 2004 – nil), engineering (2005 – $2,950,036, 2004 – $173,180), and site activities (2005 – $1,318,616, 2004 –$181,752). The increase in drilling expense during the year was due to the two phase drilling program initiated at Campo Morado. Higher engineering expenses in fiscal 2005 were mainly due to wages paid for project engineering, metallurgical investigations and a pilot plant study. Site activities increased in fiscal 2005 due to a greater number of site contractors used in Farallon’s exploration activities at Campo Morado.

Office and administration

Office and administration expense for fiscal 2005 increased to $1,127,595 from $391,506 in fiscal 2004 due to increased office staffing levels and setup costs for a new office in Mexico and overhead incurred in restarting exploration activities at Campo Morado.

Hunter Dickinson Inc.(“HDI”)

During fiscal 2005, services rendered and expenses reimbursed to HDI amounted to $2,945,466 compared to $391,728 for the comparable period in 2004. The increase in services is due mainly to the resumption of exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $1,099,448 was for office and administration. The remainder has been recorded as follows: travel and conferences – $10,822; legal, audit and accounting – $2,177; shareholder communication – $51,661; and exploration – $1,781,358. Under exploration the expense was recorded under the following headings: assays and analysis – $137,022; engineering – $308,373; geological – $496,332; site activities – $835,295; and transportation – $4,336.

Legal, accounting and audit

Legal, accounting and audit fees are comprised of professional fees associated with the Company’s reporting obligations under securities legislation in the United States and Canada; including audit fees, and legal fees incurred in connection with the litigation regarding its properties in Canada, Mexico and Nevada.

Legal, accounting and audit expenses increased to $1,242,095 in fiscal 2005 from $756,857 in fiscal 2003, primarily due to fees paid to legal advisors to represent Farallon in its ongoing lawsuits. Farallon is legally committed to another approximately $900,000 in legal fees. While Farallon believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed due to the uncertainty as to Farallon’s ownership of its mineral properties that would result from an unsuccessful judgment in the current outstanding litigation.

Farallon anticipates that as a result of recently introduced regulations in Canada and the U.S. and as a result of filing this Registration Statement with the SEC pursuant to the Securities Exchange Act of 1934, Farallon will continue to experience increases in costs primarily relating to professional fees.

Stock-based compensation

Aggregate stock-based compensation for fiscal 2005 decreased to $771,951 from $831,337 in fiscal 2004 due to a lower number of share purchase options granted (2005 – 2,410,500 options, 2004 – 4,174,500 options).

Interest income

Farallon’s interest income is attributable to interest earned on Farallon’s liquid investments, including cash and equivalents.

Interest income increased to $268,513 in fiscal 2005 from $76,110 in fiscal 2004 due to higher cash balances on hand during fiscal 2005 as a result of private placement financings completed by Farallon.

Proceeds from the private placement financings are presently held in cash and cash equivalent investments pending expenditure of these amounts by Farallon on its exploration programs.

Year Ended June 30, 2004 (“fiscal 2004”) versus Year Ended June 30, 2003 (“fiscal 2003”)

Loss for the year

Loss for fiscal 2004 increased to $2,408,885, compared to a loss of $943,394 in the fiscal 2003. The increase in loss for fiscal 2004 is due mainly to an increase in stock based compensation expense of $829,604 due a higher number of stock options granted, an increase in legal, audit and accounting costs of $345,711 due to increased litigation and regulatory compliance and an increase in foreign exchange loss of $221,443 due to a higher Canadian dollar cash balance and appreciation of the U.S. dollar.

Exploration

In fiscal 2004 exploration expenses increased by $161,214 to $465,011, from $303,797 spent in fiscal 2003, due to an increase in engineering costs (2004 - $173,180; 2003 - $4,591). These costs were associated with planning for exploration activities and engineering studies for the Campo Morado Project.

Office and administration

Office and administration expenses, before stock-based compensation, for fiscal 2004 increased by $92,842 to $391,506, from $298,664 spent in fiscal 2003 due to planning for exploration activities for the Campo Morado Project.

Legal, audit and accounting

Legal, accounting and audit costs increased in fiscal 2004 by $345,711 to $756,857, from $411,146 in fiscal 2003, primarily due to payments for litigation lawyers in Mexico in the latter half of the year, and increased professional fees.

Hunter Dickinson Inc.(“HDI”)

During fiscal 2004, services rendered and expenses reimbursed to HDI amounted to $382,178 compared to $432,228 for the comparable period in 2004.

Of the total reimbursed to HDI, $164,486 were for exploration expenditures consisting of assays and analysis – $1,077, engineering – $42,911, geological – $33,396, and site activities – $87,102. The remaining amounts reimbursed to HDI were for office and administration – $156,270, travel and conferences – $45,663, and shareholder communication – $15,759.

Stock-based compensation

The increase in stock-based compensation in fiscal 2004 to $831,337 from $1,733 in fiscal 2003 resulted from an increase in the number of share purchase options granted to Farallon’s employees, officers, directors and consultants to attract and retain the necessary personnel in anticipation of Farallon’s restart in exploration activities. During fiscal 2004, Farallon granted 4,174,500 stock options compared to 44,000 stock options in fiscal 2003.

Interest income

Interest income increased by $59,413 in fiscal 2004 to $76,110, compared to $16,697 in fiscal 2003 due to several private placement financings completed during fiscal 2003 and 2004.

B.         Liquidity and Capital Resources

Working Capital

Farallon had a working capital balance of $11.5 million at September 30, 2005, compared with $13.9 million at June 30, 2005 and $5.7 million at June 30, 2004.

Farallon is presently involved in a multi-faceted exploration and mine development program. This program which started in January 2005, involves drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, and office and general management activities. The budget for the exploration activities completed from January 2005 to December 2005 was $14 million. The Company budgets in six-month increments. The planned expenditures for January 2006 to June

2006 is $8.6 million. An additional budget will be required to complete pre-feasibility work, scheduled for completion by the end of 2006.

Farallon anticipates that it will be able to finance both its exploration program and operating expenses over the balance of fiscal 2006 using its current working capital. Future exploration or development efforts during fiscal 2007 will require Farallon to obtain additional financing. Farallon anticipates that this financing will be in the form of private placements equity financing. Farallon anticipates that debt financing will not be a financing option available to Farallon while Farallon remains in the exploration stage. Additional financing may also be available if the holders of Farallon’s outstanding options and warrants determine to exercise these options and warrants. Farallon does not have any arrangements in place for additional financing. Accordingly, there can be no assurance that Farallon will be successful in its efforts to raise the required funds, if needed, or on terms that are satisfactory to it. The Company has not identified any further potential sources of long-term liquidity.

There can be no assurances that actual program costs will meet planned expenditures. In the event that actual costs exceed planned expenditures, Farallon will be required to obtain additional financing to continue its exploration efforts. There can be no assurances that Farallon will be successful in its efforts to raise the required funds, if needed, or on terms that are satisfactory to it.

Cash and Cash Equivalents

Farallon had cash of $11.5 million at September 30, 2005, compared to cash of $14.0 million at June 30, 2005 and $5.4 million at June 30, 2004. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than three months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by Farallon are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration of Farallon's properties.

Cash Used in Operating Activities

Cash used in Farallon’s operating activities continues to increase as Farallon expands its exploration of the Campo Morado Property. Cash used in operating activities increased to $11.6 million for fiscal 2005, compared to $1.5 million for fiscal 2004. Cash used in operating activities increased to $1.5 million for fiscal 2004 from $0.8 million in fiscal 2003. Farallon anticipates that cash used in operating activities will continue to increase in fiscal 2006 as Farallon continues its exploration activities at Campo Morado. Increased cash used in operating activities will include the $8.6 million that Farallon has budgeted for planned exploration expenditures from January 2006 to June 2006.

Cash Used in Investing Activities

Farallon used $0.4 million in investing activities in fiscal 2005. The cash was used to purchase equipment for the Campo Morado Project. Cash used in investing activities is anticipated to increase during fiscal 2006 as the work program at Campo Morado is completed.

Farallon did not use any cash in investing activities in fiscal 2004 and fiscal 2003.

Cash Generated by Financing Activities

In fiscal 2005, Farallon generated $20.5 million from financing activities, all of which, with the exception of $0.4 million, was attributable to the issuance of shares for cash. These share issuances were attributable to the issuance of 28,740,477 common shares through private placements, 7,479,472 from the exercise of warrants and 3,388,500 from the exercise of share purchase options.

During fiscal 2004, Farallon generated $6.9 million from financing activities. This amount included funds raised in a $4.2 million private placement financing completed by Farallon on December 31, 2003 and $3.7 million from the exercise of warrants. This was offset by a repayment of a related party balance of $973,849.

The purpose of the financings were to continue exploration on the Campo Morado Property, general working capital and corporate development purposes. There are no restrictions on the use of proceeds from the financing.

Requirement of Additional Equity Financing

Farallon has relied on equity financings for all funds raised to date for its operations. Farallon is presently engaged in a multi-faceted exploration program that was started in January 2005, and involves 20,000 meters of drilling; engineering and infrastructure studies; metallurgical testing; environmental, community engagement and government communication programs; and office and general management activities.

The ability of Farallon to realize the costs it has incurred to date on its mineral property is dependent on Farallon being able to complete its exploration program and complete the development of a commercially operational mine. Farallon presently does not generate cash flow from operations to fund its activities and has therefore relied upon the issuance of equity securities for financing. Farallon intends to continue relying upon the issuance of equity securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Farallon.

At June 30, 2005, Farallon had approximately 3.0 million stock options and 35.6 million share purchase warrants outstanding. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

At September 30, 2005, Farallon had approximately 5.1 million stock options and 35.5 million share purchase warrants outstanding. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised. From October 1, 2005 to January 20, 2006, 5.6 million of these warrants were exercised at $0.50 for proceeds of $2.3 million.

C.         Research and Development

Not applicable.

D.         Trend Information

Trends that are considered by Farallon to be reasonably likely to have a material effect on Farallon’s results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B of this Registration Statement. Further, Farallon considers that its ability to raise additional financing in order to complete its exploration programs and the plan of operations for the Campo Morado Project during fiscal 2007 and beyond will be impacted by prevailing prices for metals. Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. However, the Campo Morado Project is in the exploration stage and Farallon may never determine that these metals may be economically feasible to extract. The trading prices of these metals have been increasing for more than two years because of rising demand. The zinc price averaged $0.38/lb in 2003 and $0.48/lb in 2004 and $0.62/lb in 2005. Copper averaged $0.81/lb in 2003, $1.30 in 2004 and $1.59/lb in 2005. Lead prices averaged $0.23/lb in 2003, $0.40/lb in 2004 and $0.43/lb in 2005. The average gold price increased from $364/oz in 2003 to $410/oz in 2004, and averaged $445/oz in 2005. The silver price averaged $4.89/oz in 2003, increasing to $6.69/oz in 2004 and averaged $7.32/oz in 2005. Although Farallon currently anticipates it will be able to finance both its on-going exploration program and operating expenses over the balance of fiscal 2006 (ending June 30, 2006) using its current working capital, Farallon will require additional financing in order to continue its exploration programs during fiscal 2007 (ending June 30, 2007) and beyond. Farallon believes that declines in the prices of these metals will adversely impact Farallon’s ability to obtain the necessary additional future financing.

As a natural resource exploration company, the interest in Farallon’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair Farallon’s ability to raise financing and advance the exploration and development of the Campo Morado Property.

E.         Off-Balance Sheet Arrangements

Farallon does not have any off-balance sheet arrangements.

F.         Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Farallon as at June 30, 2005:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered subsequent to June 30, 2005.

G.         Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Farallon's statements pursuant to Items 5.E and F of this Registration Statement.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

All of the directors of Farallon are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Farallon’s By-Laws. Farallon’s last regular annual meeting was held on December 15, 2005. Farallon’s officers are appointed by the Board of Directors.

As at the date of this registration statement, the following persons were the officers, directors and senior management of Farallon:

Name (1)	Date of Birth	Position with Farallon	Since
David J. Copeland	January 6, 1948	Director	December 21, 1995
T. Barry Coughlan	April 4, 1945	Director	March 13, 1999
Scott D. Cousens	September 25, 1964	Director	December 21, 1995
Robert A. Dickinson	September 25, 1948	Director	July 31, 1991
Jeffrey R. Mason	March 9, 1957	Secretary, Chief Financial Officer and Director	August 8, 1994
Ronald W. Thiessen	December 21, 1952	Chairman of the Board and Director	August 8, 1994
John R. “Dick” Whittington	September 22, 1953	President, Chief Executive Officer and Director	September 7, 2004

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

Farallon’s directors and officers, except for Dick Whittington, are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. Dick Whittington provides management services to the Company on a full-time basis. In particular, the success of Farallon and its ability to continue to carry on operations is dependent upon its ability to retain the services of Dick Whittington, President and CEO, Ronald Thiessen, Chairman, and Jeffrey Mason, Secretary and CFO.

All directors were re-elected at Farallon's annual general meeting on December 15, 2005 and have a term of office expiring at the next annual general meeting of Farallon scheduled for December 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The following is biographical information on each of the persons listed above:

DAVID J. COPELAND, P.Eng. – Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies:

Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to September 2004); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation, Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

T. BARRY COUGHLAN, BA – Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Farallon Resources Ltd., Director (March 1998 to present); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc., Director (November 2001 to November 2004); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Gold Resources (formally Tri-Alpha Investments Ltd.), President and Director (June 1986 to present); and Icon Industries Ltd., President, Chief Executive Officer and Director (September 1991 to present); Quartz Mountain Resources Ltd., Director (January 2005 to present).

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, BSc, MSc – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman

(September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (October 2004 to present), Chairman (November 1990 to September 2004), Co-Chairman (October, 2004 to present), Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to Sept. 2004); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to July 2005), Co-Chairman July 2005 to present, Chief Financial Officer (January 1991 to November 1998), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

JEFFREY R. MASON, BComm, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1995 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (February 1994 to present), Chief Financial Officer (November 1998 to present), Director (February 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to July 2005), Co-Chairman (July 2005 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

DICK WHITTINGTON, P.Eng. – Director, President and Chief Executive Officer

Dick Whittington, P.Eng., was appointed Chief Executive Officer, with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United Kingdom and 30 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments.

Mr. Whittington is, or was within the past years, an officer and/or director of the following public companies: Farallon Resources Ltd., Director (September 2004 to present), President and Chief Executive Officer (September 2004 to present); Luscar Coal Ltd., Vice President, Marketing and Transportation (1992 to 2001).

B.         Compensation

In this section, “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Dick Whittington, President and Chief Executive Officer, Jeffrey R. Mason, Secretary and Chief Financial Officer and Ronald W. Thiessen, former President and Chief Executive Officer are the “Named Executive Officers” of Farallon for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during Farallon’s three most recently completed financial years is as set out below:

Annual Compensation
NAMED EXECUTIVE OFFICERS (3) Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Dick Whittington (2) President and Chief Executive Officer	2005 2004 2003	288,750 45,833 N/A	Nil Nil N/A	Nil Nil N/A
Ronald W. Thiessen (1) Former President and Chief Executive Officer	2005 2004 2003	197,911 19,533 14,172	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2005 2004 2003	125,994 14,737 11,242	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Ronald W. Thiessen resigned as President and Chief Executive Officer on September 7, 2004.

(2)

J. Richard H. Whittington (previously a consultant to Hunter Dickinson Inc. from December 2003) commenced employment with Hunter Dickinson Inc. on May 1, 2004 and was seconded to the Company on that date. From May 1 to September 7, 2004, Mr. Whittington served as Chief Operating Officer prior to being appointed President and Chief Executive Officer on September 7, 2004.

(3)

Annual Compensation to the Company’s Named Executive Officers was paid by Hunter Dickinson Inc. pursuant to a geological and administrative services agreement dated December 31, 1996. A copy of this agreement is attached as Exhibit 4.01 to this Registration Statement. Amounts paid to Hunter Dickinson Inc. by the Company are disclosed in Item 7.B of this Registration Statement.

Long-Term Incentive Plan Awards

Farallon does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Stock Options

The share options granted to the Named Executive Officers and directors during the financial year ended June 30, 2005 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Dick Whittington President, Chief Executive Officer and Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
Ronald W. Thiessen Chairman and Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
Jeffrey R. Mason Chief Financial Officer, Secretary and Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
David J. Copeland Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
Barry Coughlan Director	55,000	2.3%	C$0.70	C$0.70	June 21, 2006
Scott D. Cousens Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Robert A. Dickinson Director	180,000	7.5%	C$0.70	C$0.70	June 21, 2006

Subsequent to June 30, 2005, to January 20, 2006, the following stock options have been granted to Farallon’s Named Executive Officers and directors:

Option/SAR Grants Since the End of the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Dick Whittington President, Chief Executive Officer and Director	Nil	Nil	n/a	n/a	n/a
Ronald W. Thiessen Chairman and Director	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007
Jeffrey R. Mason Chief Financial Officer, Secretary and Director	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007
David J. Copeland Director	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007
Barry Coughlan Director	155,000	7.2%	C$0.58	C$0.58	Sept 28, 2007
Scott D. Cousens Director	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007
Robert A. Dickinson Director	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007

The share options exercised by the Named Executive Officers during the financial year ended June 30, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at June 30, 2005 ($) Exercisable/ Unexercisable
Dick Whittington	Nil	Nil	490,000 / nil	C$6,200 / nil
Ronald W. Thiessen	330,000	C$46,200	180,000 / nil	nil / nil
Jeffrey R. Mason	330,000	C$33,000	180,000 / nil	nil / nil

Farallon may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Farallon or a subsidiary or to employees of a company providing management services to Farallon in consideration of them providing their services to Farallon or subsidiary. The number of shares subject to each option is determined by Farallon’s Board of Directors within the guidelines established by the TSX. The Company's stock option plan is more fully described in Item 6.E of this Registration Statement.

C.         Board Practices

None of the service contracts of any of Farallon's directors contain provisions for benefits upon termination of such director's employment.

Committees of the Board of Directors

The Board has appointed an Audit Committee and is in the process of establishing two additional Committees, namely, a Compensation Committee and the Corporate Governance & Nominating Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached as a schedule to this Registration Statement. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

The Company’s Audit Committee is currently comprised of T. Barry Coughlan, Scott D. Cousens, and Robert Dickinson, all of whom are independent as defined in Multilateral Instrument 52-110 Audit Committees, the

Canadian regulatory policy respecting audit committees. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets each quarter.

Mr. Dickinson is the designated “financial expert”, as defined in MI 52-110, by virtue of his work experience and his education, which includes a master's degree in business administration.

Compensation Committee

The Board is establishing a Compensation Committee, to be comprised of three persons, at least two of whom are to be independent. The Board anticipates adopting a charter for the Compensation Committee on or before June 30, 2006. Upon adoption, this charter will be available for viewing at the Company’s website at www.farallonresources.com.

The compensation function of the Compensation Committee will be to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company’s non-executive staff.

Corporate Governance and Nominating Committee

The Corporate Governance & Nominating Committee will be composed initially of two Directors (namely Messrs. Cousens and Coughlan) both of whom are independent Directors as discussed above.

The Board expects to adopt by June 30, 2006 a charter for the Corporate Governance & Nominating Committee in carrying out its duties. This charter will be available for viewing at the Company’s website. The Corporate Governance Committee will be given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance. This Committee is preparing a procedures manual for all Directors to assist members of the Board in carrying out their duties. The Committee has also prepared Corporate Governance Guidelines for the Company which have been adopted by the Board and which will be available for viewing at the Company’s website. The Corporate Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function is carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

D.         Employees

At June 30, 2005, and at January 20, 2006, Farallon had approximately 8 full-time employees, all located in Mexico. Many of the Company's services are provided by a related party, Hunter Dickinson Inc, pursuant to a geological and management service agreement. See Item 7B. Related Parties.

E.         Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Farallon as at January 20, 2006 are disclosed as follows:

Name	Position	Number & Percentage of Outstanding Common Shares Owned
David J. Copeland	Director	723,750 shares (0.69%)
T. Barry Coughlan	Director	nil shares
Scott D. Cousens	Director	583,802 shares (0.56%)
Robert A. Dickinson	Director	457,000 shares (0.44%) 143,000 warrants (0.14%)
Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	nil shares
Ronald W. Thiessen	Chairman of the Board and Director	494,900 shares (0.47%)
John R. “Dick” Whittington	President, Chief Executive Officer and Director	59,000 shares (0.06%) 59,000 warrants (0.06%)

Details of the stock options held by the officers and directors of the Company, at January 20, 2006, are:

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Copeland D	September 27, 2004	June 21, 2006	C$0.70	180,000
	September 22, 2005	September 28, 2007	C$0.58	310,000
Copeland D Total				490,000
Coughlan B	September 27, 2004	June 21, 2006	C$0.70	55,000
	September 22, 2005	September 28, 2007	C$0.58	155,000
Coughlan B Total				210,000
Cousens S	September 27, 2004	June 21, 2006	C$0.70	180,000
	September 22, 2005	September 28, 2007	C$0.58	310,000
Cousens S Total				490,000
Dickinson R	September 27, 2004	June 21, 2006	C$0.70	180,000
	September 22, 2005	September 28, 2007	C$0.58	310,000

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Dickinson R Total				490,000
Mason J	September 27, 2004	June 21, 2006	C$0.70	180,000
	September 22, 2005	September 28, 2007	C$0.58	310,000
Mason J Total				490,000
Thiessen R	September 27, 2004	June 21, 2006	C$0.70	180,000
	September 22, 2005	September 28, 2007	C$0.58	310,000
Thiessen R Total				490,000
Whittington D	May 21, 2004	June 21, 2006	C$0.60	310,000
	September 27, 2004	June 21, 2006	C$0.70	180,000
Whittington D Total				490,000
Grand Total				3,150,000

Each option and warrant may be exercised for one common share of Farallon at the exercise price.

As of January 20, 2006, directors and officers of Farallon as a group (7 persons) owned or controlled an aggregate of 2,318,452 shares (2.2%) of Farallon, or 5,670,452 shares (6.6%) on a diluted basis.

Stock Option Plan

For the year ended June 30, 2005, Farallon has a share purchase option compensation plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option ordinarily equals the closing price for the common shares on the last trading day before the grant. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

A share purchase option compensation plan (“2004 Option Plan”) was approved by the Board and shareholders at Farallon’s annual general meeting held on December 15, 2004. The 2004 Option Plan is based on a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the 2004 Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the 2004 Option Plan increase proportionately.

Material Terms of the 2004 Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)	for stock options granted to employees or service providers (inclusive of management company employees), Farallon must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Farallon or of any of its subsidiaries;

(c)

if an Optionee ceases to be employed by Farallon (other than as a result of termination with cause) or ceases to act as a director or officer of Farallon or a subsidiary of Farallon, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the market price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Farallon in a one year period.

Farallon must first obtain "disinterested" shareholders' approval (described below) if:

(i)	the number of options granted to Insiders of Farallon exceeds 10% of Farallon’s outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of Farallon within a one year period exceeds 10% of Farallon’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s Associates within a one year period exceeds 5% of Farallon’s outstanding listed shares; or

(iv)	Farallon is decreasing the exercise price of options previously granted to Insiders.

On November 16, 2004 the Board approved, subject to regulatory and shareholder approval, amendments to the 2004 Option Plan which include:

1.	The maximum number of common shares issuable pursuant to the 2004 Plan may not exceed 10% of the number of common shares which are outstanding from time to time.

2.

The present provisions in Farallon’s stock option plan setting forth the terms on which options granted pursuant to the Plan can be amended be replaced with the provision that options which have been granted pursuant to the Plan require only the prior approval of the Board of Directors and not the approval of any stock exchange or other regulatory body having jurisdiction provided, however, that amendments to options which have been granted pursuant to the plan which are held by Insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

Shareholders of Farallon approved the proposed amendment to the Plan at the Annual General Meeting held December 15, 2004.

ITEM 7              Major Shareholder and Related Party Transactions

A.         Major Shareholders

Major Shareholders

Farallon is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Farallon’s knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Farallon, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of January 20, 2006, Farallon’s register of shareholder indicates that Farallon’s common shares are held as follows:

		Percentage of	Number of registered
Location	Number of shares	total shares	shareholders of record
Canada	87,398,731	83.3%	32
United States	15,794,760	15.1%	113
Other	1,711,235	1.6%	9
	104,904,726		154

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Farallon's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Farallon does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Farallon is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to Farallon which, at a subsequent date, may result in a change in control of Farallon.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Farallon's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Farallon's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.         Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Farallon or its predecessors during each of the years ended June 30, 2005, 2004 and 2003 and during the period from July 1, 2005 to the date hereof except as follows:

(a)

On December 17, 2004, the Company completed a private placement of 28,571,877 units at Cdn.$0.70 per unit. Each unit consisted of one Share and one 24 month warrant to purchase an additional Share exercisable at a price of Cdn$0.80 until December 17, 2005 and thereafter until December 17, 2006 at Cdn$1.02. United Mineral Services Ltd., a private company owned by Robert A. Dickinson, a director and officer of the Company, participated in this private placement to the extent of 143,000 units. J. Richard H. Whittington, a director and officer of the Company, participated in this placement to the extent of 59,000 units. Each insider participated on the same basis as all other participants in the private placement.

(b)

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996 and included as Exhibit 4.01. The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended June 30, 2005, 2004 and 2003 are as follows:

	Years ended June 30
Transactions	2005	2004	2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$2,849,674	$292,914	$432,228
Hunter Dickinson Group Inc.	10,240	9,550	2,558
Administration cost recovery
Hunter Dickinson Inc.	95,792	89,264	–
Interest charged
Hunter Dickinson Inc.	–	41,033	41,231

Farallon believes that the terms of the services provided by HDI pursuant to the management and services agreement are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

The amounts billed by CEC Engineering Ltd., a private company owned by a director, David J. Copeland, which provides engineering services to the Company for year ended June 30, 2005, 2004 and 2003 are as follows:

	Years ended June 30
Transactions	2005	2004	2003
Services rendered and expenses reimbursed
CEC Engineering Ltd.	$45,236	$11,500	$–

Farallon believes that the terms of the services provided by CEC Engineering Ltd. pursuant are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

Prior to January 1, 2003, balances due to or from Hunter Dickinson Inc. and subsidiaries were non-interest bearing, unsecured and due on demand. As a result of the Farallon's indebtedness to Hunter Dickinson Inc. extending longer than was originally anticipated and envisioned in the agreement, commencing January 1, 2003, balances due to Hunter Dickinson Inc. and subsidiaries bear interest at Canadian bank prime rate plus 6% per annum, compounded monthly, are unsecured, and are due on demand. Balances due from Hunter Dickinson Inc. are non-interest bearing, unsecured, and due on demand. The related party balances for the last three fiscal years are as follows:

Balances receivable (payable) at	June 30, 2005	June 30, 2004	June 30, 2003
Hunter Dickinson Inc.	$(100,505)	$79,456	$(905,615)
Tecnicos HD de Mexico SA de CV	2,855	96,239	101,302
Servicios HD de Mexico SA de CV	1,260	64,093	70,257
Hunter Dickinson Group Inc.	(2,727)	–	–
CEC Engineering Ltd.	(15,906)	–	–
Balances receivable (payable) to related parties	$(115,023)	$239,788	$(734,056)

No director or officer of Farallon has been indebted to Farallon at any time during the last three fiscal years.

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8              FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

(a)         Mineral Property Interests – Campo Morado

Farallon's 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, Farallon was the defendant in various lawsuits relating to ownership of the Campo Morado Property. The legal actions heard in British Columbia and Nevada were decided in Farallon’s favor in 1998 and 1999 and 2001. A new legal proceeding was commenced in Mexico in January 2004, as discussed below.

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, Farallon was notified of a new lawsuit by David Hermiston, one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and Farallon is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)         Wiltz Investment S.A. vs Farallon Minera Mexicana SA de CV

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment SA ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico SA de CV in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the

Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary. Management's view is that this claim by Wiltz is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

Dividends

Farallon has not paid any dividends on any of its shares since incorporation. Farallon does not presently have any intention of paying dividends. Its future dividend policy will be determined by its board of directors on the basis of earnings, financial requirements and other relevant factors.

B.         Significant Changes

Farallon has not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9              THE OFFER AND LISTING

Farallon has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of shares authorized. All shares are initially issued in registered form. There are no restrictions on the transferability of the shares imposed by Farallon’s constating documents.

A.         Offer and Listing Details

Trading Markets

Farallon’s common shares are traded on the TSX under the symbol “FAN”. The following table shows the progression in high and low trading prices of the common shares of Farallon on the TSX for the periods listed.

	High	Low
	(Cdn $)	(Cdn $)
Annual (fiscal year)
2005	1.11	0.51
2004	1.37	0.50
2003	0.86	0.20
2002	0.80	0.22
2001	0.90	0.27
2000	1.26	0.50

Quarterly
Fiscal 2006
Third Quarter (to January 20, 2006)	0.79	0.65
Second Quarter	0.66	0.43
First Quarter	0.68	0.47

Fiscal 2005
Fourth Quarter	0.91	0.51
Third Quarter	0.91	0.65
Second Quarter	1.11	0.70
First Quarter	0.94	0.63

Fiscal 2004
Fourth Quarter	0.93	0.50
Third Quarter	1.37	0.71
Second Quarter	0.86	0.29
First Quarter	0.37	0.22

Fiscal 2003
Fourth Quarter	0.31	0.23
Third Quarter	0.45	0.28
Second Quarter	0.40	0.24
First Quarter	0.48	0.31

	High	Low
	(Cdn $)	(Cdn $)
Monthly
January 2006 (to January 20, 2006)	0.79	0.65
December 2005	0.62	0.51
November 2005	0.56	0.43
October 2005	0.66	0.43
September 2005	0.68	0.48
August 2005	0.65	0.47
July 2005	0.60	0.49
June 2005	0.72	0.55

B.         Plan of Distribution

Not applicable.

C.         Markets

Farallon’s common shares have traded in Canada on the TSX since October 30, 1997 under the symbols FAN (see "Item 4.A - History and Development of Farallon").

D.         Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

ITEM 10             ADDITIONAL INFORMATION

A.         Share Capital

Farallon's share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 104,904,726 common shares without par value were issued and outstanding as fully paid and non-assessable as of January 20, 2006. The accompanying audited consolidated financial statements provides details of all share issuances effected by Farallon in the issue price per share since June 30, 2003. There are no shares of Farallon which are held by or on behalf of Farallon. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Farallon rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. A summary of Farallon's outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Farallon's outstanding common share purchase warrants as at June 30, 2005 are as follows:

		June 30				June 30
Expiry date	Exercise Price	2004	Issued	Exercised	Expired	2005
Dec. 31, 2005	C$0.50	14,511,108	–	(7,479,472)	–	7,031,636
Dec. 17, 2006	C$0.80/C$1.02 (i)	–	28,571,877	–	–	28,571,877
		14,511,108	28,571,877	(7,479,472)	–	35,603,513

Weighted average exercise price (C$)		$ 0.50	$ 0.80	$ 0.50	$ –	$ 0.74

(i)

Warrants are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006. If all warrants are exercised at Cdn$1.02, the weighted average exercise price at June 30, 2005 would increase from Cdn$0.74 to Cdn$0.91.

Farallon's outstanding common share purchase warrants as at January 20, 2006 are as follows:

		At January 20,
Expiry date	Exercise Price	2006
Dec. 17, 2006	C$1.02	28,571,877

Weighted average exercise price (C$)		$ 1.02

Management and Employee Incentive Options

The following table shows Farallon's outstanding options as at June 30, 2005. Another 2,300,000 options were granted between June 30, 2005 and January 20, 2006, details of which are provided in Item 6.E of this Registration Statement.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (C$)	Expiration Date
		June 30, 2005	June 30, 2004
Directors:
David J. Copeland	180,000	180,000	330,000	0.70	June 21, 2006
David J. Copeland	180,000	180,000	330,000	0.70	June 21, 2006
Barry T. Coughlan	55,000	180,000	45,000	0.70	June 21, 2006
Scott D. Cousens	180,000	180,000	330,000	0.70	June 21, 2006
Robert A. Dickinson	180,000	180,000	330,000	0.70	June 21, 2006
Jeffery R. Mason	180,000	180,000	330,000	0.70	June 21, 2006
Ronald W. Thiessen	180,000	180,000	330,000	0.70	June 21, 2006
J.R.H. (Dick) Whittington	180,000	510,000	330,000	0.60-0.71	June 21, 2006

Consultants:
Aziz Shariff	180,000	180,000	330,000	0.70	June 21, 2006
Rene Carrier	120,000	120,000	45,000	0.70	June 21, 2006

Employees(1):	975,500	1,103,000	1,786,000	0.60-0.74	June 21, 2006 to June 22, 2007
Totals	2,410,500	2,993,000	4,141,000

(1)	Includes employees of Hunter Dickinson Inc. which provides management services to Farallon. See “Administration Agreement”.

The following table shows Farallon's outstanding options as at January 20, 2006:

	Exercise
Expiry date	price	Number
February 8, 2006	C$0.74	50,500
June 21, 2006	C$0.60	415,000
June 21, 2006	C$0.65	155,000
June 21, 2006	C$0.70	1,757,500
June 1, 2007	C$0.60	50,000
June 22, 2007	C$0.60	240,000
June 22, 2007	C$0.74	275,000
September 28, 2007	C$0.58	2,145,000
December 14, 2007	C$0.52	135,000
Total		5,223,000

Other than stock options there are no arrangements with Farallon’s employees to allow them to participate in Farallon’s capital.

History of Share Capital

A summary of the changes to Farallon's share capital over the last three fiscal years are as follows:

			Amount
	Number of	Amount	United States
	Shares	Canadian GAAP	GAAP
Balance June 30, 2003	32,638,134	$44,944,698	$44,944,698
Exercise of stock options	72,500	18,373	18,373
Exercise of warrants	11,772,530	3,671,144	3,671,144
Private placement	15,153,372	4,217,259	4,217,259
Balance June 30, 2004	59,636,536	$52,851,474	$52,851,474
Exercise of stock options	3,388,500	1,356,281	1,356,281
Exercise of warrants	7,479,472	2,953,790	2,953,790
Private placement	28,740,477	15,879,498	15,879,498
Contributed surplus allocated to shares on		759,498	759,498
exercise of stock options
Balance June 30, 2005	99,244,985	$73,800,541	$73,800,541

Fully Diluted Share Capital

A summary of Farallon’s diluted share capital is as follows:

	June 30, 2005	January 20, 2006
Issued	99,244,985	104,904,726
Options outstanding	2,993,000	5,223,000
Warrants outstanding	35,603,513	28,571,877
Fully diluted share position	137,841,498	138,699,603

B.         Memorandum and Articles of Association

Farallon was incorporated on July 4, 1991 pursuant to the Company Act (British Columbia) under Corporation No. 408702. Farallon's corporate constituting documents are comprised of its Articles of Association (“Articles”) and Memorandum of Incorporation (“Memorandum”). A copy of the Articles and Memorandum are filed with this Initial Registration Statement on Form 20-F as exhibits. (See Item 19).

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. Farallon has until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act. As part of its transition, Farallon filed a Notice of Articles with the British Columbia Registrar of Companies on January 20, 2005.

Under the Business Corporations Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to Farallon:

•

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, Farallon’s board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Farallon of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtaineded at the annual general meeting of the shareholders of Farallon held on December 15, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to Farallon’s Articles with the British Columbia Registrar of Companies on February 10, 2006. Farallon’s shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Farallon with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on February 10, 2006.

The following is a summary of certain material provisions of (i) Farallon’s Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) Farallon’s new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act applicable to Farallon:

1.         Objects and Purposes

Farallon's Memorandum and Articles do not specify objects or purposes. Farallon is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.         Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Farallon’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Farallon has entered or proposes to enter:

1.	is liable to account to Farallon for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Farallon either with regard to the holding of any office or place of profit the director holds with Farallon or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Farallon in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Farallon or of an affiliate of Farallon.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Farallon:

1.         Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.         Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Farallon or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.         guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.         mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Farallon.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Farallon under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Farallon in order to qualify as directors.

3.         Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Farallon is, or would thereby become, insolvent.

Voting Rights

Each Farallon share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Farallon’s directors. There are no cumulative voting rights applicable to Farallon.

Rights to Profits and Liquidation Rights

All common shares of Farallon participate rateably in any net profit or loss of Farallon and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Farallon has no redeemable securities authorized or issued.

Sinking Fund Provisions

Farallon has no sinking fund provisions or similar obligations.

Shares Fully Paid

All Farallon shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Farallon which provide a right to any person to participate in offerings of Farallon's equity or other securities

With respect to the rights, preferences and restrictions attaching to Farallon’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Farallon’s shares.

4.         Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Farallon’s Articles provide that, subject to the Business Corporations Act, Farallon may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Farallon is authorized to issue out of any class or series of shares or establish a maximum number of shares that Farallon is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if Farallon is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.         Meetings of Shareholders

The Articles provide that Farallon must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Farallon. Shareholders meetings are governed by the Articles of Farallon but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that Farallon will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Farallon makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Farallon must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.         Rights to Own Securities

There are no limitations under Farallon's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.         Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Farallon’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Farallon. Farallon has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Farallon does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Farallon's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.         Ownership Threshold Requiring Public Disclosure

The Articles of Farallon do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Farallon's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Farallon but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by Farallon’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.         Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.       Changes in the Capital of the Company

There are no conditions imposed by Farallon’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.         Material Contracts

The material contracts to which Farallon is a party which were entered into during the last two years are as follows:

1.

Farallon’s 2004 Stock Option Plan (see "Share Ownership - Stock Option Plan") dated December 15, 2004, as discussed in detail under Item 6.E of this Registration Statement under the heading “Material Terms of the 2004 Plan”;

2.

Geological Management and Administration Services Agreement with Hunter Dickinson Inc. (“HDI”) dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Farallon. (See Item 7 and Exhibit 4.01.)

D.         Exchange Controls

Farallon is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Farallon (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Farallon on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Farallon's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Farallon does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Farallon's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of

Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Farallon's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when Farallon was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Farallon. An investment in the Common Shares of Farallon by a WTO Investor, or by a non-Canadian when Farallon was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds C$250 million. A non-Canadian would acquire control of Farallon for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Farallon. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Farallon unless it could be established that, on the acquisition, Farallon was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Farallon will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Farallon would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

an acquisition of control of Farallon in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Farallon by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Farallon, through the ownership of the Common Shares, remained unchanged.

E.         Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Farallon, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Farallon will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Farallon's voting shares). Farallon will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Farallon's issued shares of any class or series. If the shares of Farallon constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion and approval of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Farallon's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Farallon, and has been reviewed by Kempisty & Company, Certified Public Accountants, P.C., New York, NY. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, Farallon urges holders and prospective holders of common shares of Farallon to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Farallon, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Rockwell who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Rockwell. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Farallon

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Farallon are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Farallon has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Farallon, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Farallon generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Farallon may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Farallon) deduction of the United States source portion of dividends received from Farallon (unless Farallon qualifies as a "passive foreign investment company," as defined below). Farallon does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Farallon's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Farallon's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Farallon may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Farallon will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Farallon should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Farallon

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Farallon equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Farallon. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Farallon will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of Farallon's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Farallon is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Farallon may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Farallon does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Farallon will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Farallon appears to have been a PFIC for the fiscal year ended June 30, 2004, and at least certain prior fiscal years. In addition, Farallon expects to qualify as a PFIC for the fiscal year ending June 30, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Farallon. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Farallon as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Farallon qualifies as a PFIC on his pro rata share of Farallon's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Farallon's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Farallon is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Farallon qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Farallon is a controlled foreign corporation, the U.S. Holder's pro rata share of Farallon's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Farallon's first tax year in which Farallon qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Farallon in which Farallon is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Farallon common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Farallon's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Farallon must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Farallon. Farallon urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Farallon, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Farallon ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Farallon does not qualify as a PFIC. Therefore, if Farallon again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Farallon qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Farallon. Therefore, if such U.S. Holder reacquires an interest in Farallon, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Farallon qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Farallon common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Farallon.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Farallon common shares and all excess distributions on his Farallon common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Farallon (i) which began after December 31, 1986, and (ii) for which Farallon was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Farallon is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Farallon common shares, then Farallon will continue to be treated as a PFIC with respect to such Farallon common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Farallon common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Farallon common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Farallon as of the close of such tax year over such U.S.

Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Farallon included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Farallon will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Farallon common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Farallon are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Farallon common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Farallon, certain adverse rules may apply in the event that both Farallon and any foreign corporation in which Farallon directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Farallon that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Farallon (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Farallon (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Farallon and does not dispose of its common shares. Farallon strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Farallon common shares while Farallon is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Farallon is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Farallon ("United States Shareholder"), Farallon could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Farallon which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Farallon attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Farallon does not believe that it currently qualifies as a CFC. However, there can be no assurance that Farallon will not be considered a CFC for the current or any future taxable year.

F.         Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Included with this Registration Statement are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of Farallon’s auditors, KPMG LLP, to the inclusion of their auditors' report dated August 23, 2005 on the consolidated financial statements of Farallon for the years ended June 30, 2005 and 2004 and 2003.

2.	Consent of tax reviewer, Kempisty & Company, Certified Public Accountants, P.C.

3.	Consent of qualified person, Qingping Deng, CPG, on the Resource Estimate referred to in Item 4.D.

4.	Consent of qualified person, David Gaunt, P.Geo. on the Resource Estimate referred to in Item 4.D.

5.	Consents of D. Kilby, P.Eng., P. Taggart, P.Eng., and David Dreisinger, P.Eng. on the Technical Report referred to in Item 4.D.

H.         Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at the offices of Farallon, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Farallon at 604-684-6365, attention: Shirley Main. Copies of Farallon's consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.         Subsidiary Information

All subsidiary information for Farallon is included in its consolidated financial statements.

ITEM 11             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a) Transaction Risk and Currency Risk Management

Farallon's operations do not employ complex financial instruments or derivatives, and given that Farallon keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Farallon experiences substantial growth in the future, Farallon’s business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to Farallon’s customers, and certain other credit risks associated with Farallon’s operations.

b) Interest Rate Risk and Equity Price Risk

Farallon is equity financed and does not have any debt which could be subject to significant interest rate change risks. Farallon has raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

c) Exchange Rate Sensitivity

A significant portion of Farallon's administrative operations are in Canada.

Farallon incurs certain of its exploration expenditures in Mexican pesos. However, Farallon's largest contracts for services (such as drilling) are typically denominated in United States dollars.

Farallon typically holds most of its funds in Canadian dollars and reports the results of its operations in United States dollars so is therefore affected by exchange rate risk.

Exposure to exchange rate fluctuations are due to the translation of the significant portion of Farallon’s cash and equivalents and, to a lesser extent, Farallon’s payables and direct costs. Because Farallon’s reporting currency is in United States dollars, and the Company holds most of its funds in Canadian dollar and Mexican peso, an increase in the value of the United States dollar relative to the Canadian dollar and Mexican peso would result in higher foreign exchange losses.

As at June 30, 2005, the Company estimates that a $0.01 decrease in the exchange rate of the Canadian dollar relative to the United States dollar would increase foreign exchange loss by approximately $108,000. A $0.01 decrease in the exchange rate of the Mexican peso relative to the United States dollar would increase foreign exchange loss by approximately $4,400.

d) Commodity Price Risk

While the value of Farallon’s mineral properties can always be said to relate to the price of the commodity and the outlook for same, the Company does not have any operating mines nor economic ore and hence does not have any hedging.

ITEM 12             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.         Debt securities

Not applicable

B.         Warrants and rights

At January 20, 2006, the Company had the following warrants outstanding:

		At January 20,
Expiry date	Exercise Price	2006
Dec. 17, 2006	C$1.02	28,571,877

Weighted average exercise price (C$)		$ 1.02

The warrants which expire on December 17, 2006 are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006.

Each warrant is exercisable for one common share of Farallon.

C.         Other securities

Not applicable.

PART II

ITEM 13             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15             CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A          AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

1TEM 16B          CODE OF ETHICS

The Company has adopted a Code of Ethics, which is attached as an Exhibit hereto. (See Item 19).

ITEM 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E          PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17             FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited financial statements of Farallon Resources Ltd. for the fiscal years ended June 30, 2005, 2004, and 2003 comprised of the following are included herein: (1)

(a)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at June 30, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2005, 2004 and 2003;

	(b)	Consolidated Balance Sheets as at June 30, 2005 and 2004;

	(c)	Consolidated Statements of Operations and Deficit for each of the years June 30, 2005, 2004 and 2003;

	(d)	Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003; and

	(e)	Notes to the consolidated financial statements.

2.	Unaudited interim financial statements of Farallon Resources Ltd. for the three month period ended September 30, 2005 comprised of the following:

	(a)	Consolidated Balance Sheets as at September 30, 2005 and June 30, 2005;

	(b)	Consolidated Statements of Operations and Deficit for the three month period ended September 30, 2005 and 2004;

	(c)	Consolidated Statements of Cash Flows for the three month period ended September 30, 2005 and 2004

	(d)	Notes to the consolidated financial statements.

(1)	Filed as an exhibit to the Form 20-F registration statement filed by Farallon on December 17, 2005

ITEM 18             FINANCIAL STATEMENTS

Farallon has elected to provide financial statements pursuant to Item 17.

ITEM 19             EXHIBITS

The following exhibits are included in this Initial Registration Statement on Form 20-F:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 1991 (1)

1.02	Articles dated July 1991 (1)

1.03	Notice of Articles dated January 2005 (1)

1.04	Notice of Alteration to Notice of Articles dated February 10, 2006 (2)

1.05	Notice of Article issued February 10, 2006 (2)

1.06	Articles effective February 10, 2006 (2)

4.01	Geological, Management and Administration Services Agreement between Farallon Resources Ltd. and Hunter Dickinson Inc. dated December 31, 1996 (1)

4.02	Stock Option Plan dated December 15, 2004 (1)

4.03	Form of share purchase warrant issued in connection with the Company’s December 2003 private placement of units (2)

4.04	Form of share purchase warrant issued in connection with the Company’s December 2004 private placement of units (2)

11.01	Code of Ethics (1)

15.1	Consent letter of KPMG LLP (2)

15.2	Consent of Tax Reviewer (2)

15.3	Consent of Technical Expert – Qingping Deng, CPG (2)

15.4	Consent of Technical Expert – David Gaunt, P.Geo. (2)

15.5	Consent of Technical Expert – Daniel Kilby, P.Eng. (2)

15.6	Consent of Technical Expert – Peter Taggart, P.Eng. (2)

15.7	Consent of Technical Expert – David Dreisinger, P.Eng. (2)

99.1
Consolidated balance sheets as at June 30, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2005, 2004 and 2003, together with Report of Independent Registered Public Accounting Firm thereon; (2)

99.2
Consolidated balance sheets as at September 30, 2005 and June 30, 2005; consolidated statements of operations and deficit, and cash flows for the three month period ended September 30, 2005 and 2004. (2)

(1)	Filed as an exhibit to the Form 20-F registration statement filed by Farallon on December 17, 2005

(2)	Filed as an exhibit to this Amendment No. 1 to Form 20-F registration statement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

FARALLON RESOURCES LTD.

Per:

/s/ Dick Whittington, PEng.
Dick Whittington, PEng.
Director, President and Chief Executive Officer
DATED: February 8, 2006